CIBC Announces First Quarter 2008 Results
Toronto, ON — February 28, 2008) — CIBC (CM: TSX; NYSE) announced a net loss of $1,456 million for the first quarter ended January 31, 2008, compared with net income of $770 million for the same period last year. Diluted loss per share was $4.39, compared with $2.11 diluted earnings per share (EPS) a year ago. Cash diluted loss per share was $4.361, compared with cash diluted EPS of $2.121 a year ago.
     CIBC’s Tier 1 capital ratio at January 31, 2008 was 11.4%.
     Results for the first quarter of 2008 were positively affected by the following items:
•	$171 million ($115 million after-tax, or $0.34 per share) from changes in credit spreads on the mark-to-market of our corporate loan credit derivatives on corporate loans ($128 million, $86 million after-tax) and financial guarantors ($43 million, $29 million after tax); and

•	$56 million ($0.17 per share) of significant tax-related items.
     Results for the first quarter were negatively affected by the following items:
•	$2.28 billion ($1.54 billion after-tax, or $4.51 per share) charge on the credit protection purchased from ACA Financial Guaranty Corp. (ACA);

•	$626 million ($422 million after-tax, or $1.24 per share) charge on the credit protection purchased from financial guarantors other than ACA;

•	$473 million ($316 million after-tax, or $0.93 per share) mark-to-market losses, net of gains on related hedges, on collateralized debt obligations (CDOs) and residential mortgage-backed securities (RMBS) related to the U.S. residential mortgage market; and

•	$108 million ($64 million after-tax, or $0.19 per share) combined loss on the sale of some of CIBC’s U.S. businesses to Oppenheimer Holdings Inc. (Oppenheimer), management changes and the exit and restructuring of certain other businesses.
     The net loss, diluted loss per share and cash diluted loss per share for the first quarter of 2008 compared with net income of $884 million, $2.53 diluted EPS and $2.551 cash diluted EPS, respectively, for the prior quarter, which included items of note aggregating to net earnings of $0.25 per share.
     “Our losses related to the U.S. residential mortgage market are a significant disappointment and are not aligned with our strategic imperative of consistent and sustainable performance,” says Gerald T. McCaughey, President and Chief Executive Officer. “Our focus is to get CIBC back on the strategic track we set for the organization which has, for the past two years, resulted in significant value for our shareholders.”
Update on business priorities
Business strength
Despite a more challenging environment during the first quarter, CIBC’s retail businesses continued to perform well overall.
     CIBC Retail Markets reported revenue of $2,371 million, up $98 million or 4% from the same quarter last year.
     Net income for the first quarter was $657 million, up 15% from a year ago. This strong result was supported by volume growth and our FirstCaribbean International Bank acquisition, partially offset by lower brokerage revenue.
     CIBC maintained or improved its market share in most key product areas. In personal lending, market share stabilized after declines in past quarters while CIBC repositioned the risk profile of this portfolio.

     CIBC World Markets reported a loss of $2.2 billion. This loss was a result of the previously noted valuation charges against purchased credit protection from financial guarantors and write-downs on CDOs and RMBS related to the U.S. residential mortgage market.
     Market and economic conditions relating to the financial guarantors may change in the future, which could result in significant future losses.
     CIBC has taken several steps to improve the alignment of our World Markets business activities with CIBC’s objective of delivering consistent and sustainable performance.
     CIBC has curtailed its structured credit business activities in which the U.S. residential mortgage exposures were originated and is gradually reducing existing positions. On a broader scale, CIBC has adjusted its business mix by exiting businesses that were not completely aligned with the desired risk profile and strategy. During the quarter, CIBC closed the sale of its U.S. domestic investment banking businesses to Oppenheimer and exited its European leveraged finance business. CIBC also transferred its commercial banking business to Retail Markets to enable World Markets to focus on its core capital markets and investment banking businesses.
Productivity
In addition to continuing to invest and position its core businesses for long term performance, CIBC remains committed to its strategic objective of achieving a median efficiency ratio among the major Canadian banks.
     CIBC’s target for 2008 is to hold expenses flat relative to annualized 2006 fourth quarter expenses, excluding FirstCaribbean and the U.S. restructuring initiated in 2007.
     Expenses for the first quarter were $1,761 million, down from $1,874 million in the prior quarter primarily due to lower expenses related to stock appreciation rights and lower costs associated with the sale of some of our U.S. businesses.
     CIBC’s focus in the area of productivity remains on achieving improvements in revenue growth, while maintaining expense discipline.
Balance sheet strength
CIBC’s third priority is to build balance sheet strength. As stated previously, CIBC is placing additional emphasis on this priority in 2008, given the uncertain environment.
     In January, CIBC strengthened its capital position by raising $2.9 billion of common equity through a combined private placement and public offering.
     “Our enhanced capital position provides a cushion against further deterioration of market conditions, particularly related to the U.S. residential mortgage market where we have exposure, while enabling continued investment in our strong core businesses,” says McCaughey. “The successes of the private placement and the public offering are a direct reflection of the long-term prospects for CIBC and the inherent value that our franchise can deliver.”
     Balance sheet strength will remain CIBC’s most important priority in 2008.
Management appointments
On January 7, CIBC announced three senior executive management appointments.
     Tom Woods, CIBC’s former Chief Financial Officer (CFO), was appointed Chief Risk Officer. Mr. Woods is a seasoned professional with a deep understanding of CIBC’s risk profile. His immediate focus is to complete a comprehensive review of CIBC’s risk management processes.
     David Williamson, formerly Chief Executive Officer (CEO) of Atlas Cold Storage and CFO of Clarica Life Insurance, joined CIBC as CFO on January 10. Mr. Williamson has a proven track record and brings extensive financial institution experience to this role.
     Richard Nesbitt, CEO of the TSX Group since 2004, joins CIBC as CEO of CIBC World Markets, effective February 29. Mr. Nesbitt will lead CIBC World Markets’ renewed focus on its profitable and successful core businesses.
Making a difference in communities
CIBC remains committed to supporting causes that matter to CIBC clients, employees and communities.
     On December 5, 2007, CIBC World Markets and CIBC Wood Gundy employees world-wide raised more than $10.1 million in support of CIBC World Markets Children’s Foundation. Miracle Day benefits children’s

CIBC First Quarter 2008 News Release	2

charities in CIBC World Markets and CIBC Wood Gundy communities around the world. In addition, CIBC’s 2007 United Way campaign raised over $7.8 million in Canada, including a $2.9 million corporate donation. More than 10,000 employees and retirees contributed their time and money to the campaign.

     1 For additional information, see the “Non-GAAP measures” section
Investor and analyst inquiries should be directed to John Ferren, Vice-President, Investor Relations, at 416-980-2088. Media inquiries should be directed to Rob McLeod, Senior Director, Communications and Public Affairs, at 416-980-3714, or to Mary Lou Frazer, Senior Director, Investor & Financial Communications, at 416-980-4111.
The information on the following pages forms a part of this press release.
(The board of directors of CIBC reviewed this press release prior to it being issued. CIBC’s controls and procedures support the ability of the President and Chief Executive Officer and the Chief Risk Officer (CRO) of CIBC to certify CIBC’s first quarter financial report and controls and procedures. CIBC’s CEO and CRO will voluntarily provide to the Securities and Exchange Commission a certification relating to CIBC’s first quarter financial information, including the attached unaudited interim consolidated financial statements, and will provide the same certification to the Canadian Securities Administrators.)

Table of contents
3	External reporting changes

4	A note about forward-looking statements

5	First quarter financial highlights

6	Overview

9	Financial performance review

12	CIBC Retail Markets

13	CIBC World Markets

14	Corporate and Other

15	Financial condition

17	Management of risk

28	Accounting and Control Matters

29	Interim consolidated financial statements

34	Notes to the interim consolidated financial statements
Management’s Discussion And Analysis
Management’s discussion and analysis (MD&A) should be read in conjunction with the unaudited interim consolidated financial statements included in this report and with the MD&A contained in our 2007 Annual Accountability Report. The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are expressed in Canadian dollars. This MD&A is current as of February 28, 2008. Additional information relating to CIBC is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at www.sec.gov. No information on CIBC’s website (www.cibc.com) should be considered incorporated herein by reference. Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period. A glossary of terms used throughout this quarterly report can be found on pages 149 and 150 of our 2007 Annual Accountability Report.
External reporting changes
The following is a summary of the external reporting changes adopted in the first quarter of 2008:
•	We adopted the Internal Convergence of Capital Measurement and Capital Standards: a Revised Framework, commonly named as Basel II. See “Management of risk” section for additional details.

•	We moved our commercial banking line of business from CIBC World Markets to CIBC Retail Markets. Prior period information was restated.

•	We moved our securitization-related revenue from the lines of businesses (cards, mortgages and personal lending) to other within CIBC Retail Markets. Prior period information was restated.

•	We moved the investment consulting service revenue from retail brokerage to asset management, both within CIBC Retail Markets. Prior period information was restated.

•	We allocated the general allowance for credit losses between the strategic business lines (CIBC Retail Markets and CIBC World Markets). Prior to 2008, the general allowance (excluding FirstCaribbean International Bank) was included within Corporate and Other. Prior period information was not restated.

•	We reclassified the allowance for credit losses related to the undrawn credit facilities to other liabilities. Prior to 2008, it was included in allowance for credit losses. Prior period information was not restated.

CIBC First Quarter 2008	3

A note about forward-looking statements
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this report, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. These statements include, but are not limited to, statements made in the “Update on business priorities”, “Overview – Significant events”, “Overview — Outlook” and “Financial performance review – Income taxes” sections, of this report and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook for 2008 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Outlook” section of this report, and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: legislative or regulatory developments in the jurisdictions where we operate; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions; the resolution of legal proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; that our estimate of sustainable effective tax rate will not be achieved; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; the accuracy and completeness of information provided to us by clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; interest rate and currency value fluctuations; general economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations; changes in market rates and prices which may adversely affect the value of financial products; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. We do not undertake to update any forward-looking statement that is contained in this report or in other communications except as required by law.

4	CIBC First Quarter 2008

First Quarter Financial Highlights

		As at or for the three months ended
		2008	2007	2007
Unaudited		Jan. 31	Oct. 31	Jan. 31

Common share information
Per share	- basic (loss) earnings	$(4.39)	$2.55	$2.13
	- cash basic (loss) earnings(1)	(4.36)	2.57	2.14
	- diluted (loss) earnings	(4.39)	2.53	2.11
	- cash diluted (loss) earnings(1)	(4.36)	2.55	2.12
	- dividends	0.87	0.87	0.70
	- book value	32.76	33.31	31.85
Share price	- high	99.81	103.30	102.00
	- low	64.70	87.00	88.96
	- closing	73.25	102.00	100.88
Shares outstanding (thousands)
	- average basic	338,732	334,849	336,486
	- average diluted	340,811	337,927	339,942
	- end of period	380,650	334,989	337,139
Market capitalization ($ millions)		$27,883	$34,169	$34,011

Value measures
Price to earnings multiple (12 month trailing)		26.9	11.1	12.7
Dividend yield (based on closing share price)		4.7%	3.4%	2.8%
Dividend payout ratio		n/m	34.1%	32.9%
Market value to book value ratio		2.24	3.06	3.17

Financial results ($ millions)
Total revenue		$(521)	$2,946	$3,091
Provision for credit losses		172	132	143
Non-interest expenses		1,761	1,874	1,943
Net (loss) income		(1,456)	884	770

Financial measures
Efficiency ratio		n/m	63.6%	62.9%
Cash efficiency ratio, taxable equivalent basis (TEB)(1)		n/m	60.9%	61.5%
Return on equity		(52.9)%	30.3%	27.1%
Net interest margin		1.33%	1.45%	1.33%
Net interest margin on average interest-earning assets		1.57%	1.67%	1.52%
Return on average assets		(1.68)%	1.03%	0.97%
Return on average interest-earning assets		(1.98)%	1.19%	1.10%
Total shareholder return		(27.3)%	11.2%	16.0%

On- and off-balance sheet information ($ millions)
Cash, deposits with banks and securities		$99,411	$100,247	$108,482
Loans and acceptances		171,090	170,678	159,530
Total assets		347,734	342,178	322,608
Deposits		239,976	231,672	223,625
Common shareholders’ equity		12,472	11,158	10,736
Average assets		344,528	340,236	316,122
Average interest-earning assets		293,166	294,591	276,799
Average common shareholders’ equity		11,181	11,191	10,474
Assets under administration		1,169,570	1,187,567	1,122,184

Balance sheet quality measures
Common equity to risk-weighted assets(2)		10.6%	8.8%	8.7%
Risk-weighted assets ($ billions)(2)		$117.4	$127.4	$124.1
Tier 1 capital ratio(2)		11.4%	9.7%	9.6%
Total capital ratio(2)		15.2%	13.9%	14.1%

Other information
Retail / wholesale ratio(3)		71%/29%	73%/27%	74%/26%
Regular workforce headcount		40,237	40,457	40,559

(1)	For additional information, see the “Non-GAAP measures” section.

(2)	Q1/08 is based upon Basel II framework whereas the prior quarters were based upon Basel I methodology.

(3)	The ratio represents the amount of capital attributed to the business lines as at the end of the period.

n/m	Not meaningful due to the net loss.
5
CIBC First Quarter 2008

OVERVIEW
Net loss for the quarter was $1,456 million, compared with net income of $770 million for the same quarter last year and $884 million for the prior quarter.
     Our results for the current period were positively affected by the following items:
•	$171 million ($115 million after-tax) impact of changes in credit spreads on the mark-to-market of our credit derivatives on corporate loans ($128 million, $86 million after-tax) and financial guarantors ($43 million, $29 million after-tax); and
•	$56 million impact of significant tax-related items.
     Our results for the current period were negatively affected by the following items:
•	$2.28 billion ($1.54 billion after-tax) charge on the credit protection purchased from ACA Financial Guaranty Corp. (ACA);
•	$626 million ($422 million after-tax) charge on the credit protection purchased from financial guarantors other than ACA;
•	$473 million ($316 million after-tax) mark-to-market losses, net of gains on related hedges, on collateralized debt obligations (CDOs) and residential mortgage-backed securities (RMBS) related to the U.S. residential mortgage market (USRMM); and
•	$108 million ($64 million after-tax) combined loss related to the sale of some of our U.S. businesses to Oppenheimer Holdings Inc. (Oppenheimer), management changes and the exit and restructuring of certain other businesses.
Compared with Q1, 2007
The $2.9 billion credit-related valuation charges and the $473 million mark-to-market losses related to the USRMM noted above were the main factors in the significant drop of revenue from the same quarter last year. Spread compression in retail lending products, the loss on the sale of some of our U.S. businesses, and lower merchant banking revenue also contributed to the decline. Revenue benefited from higher gains on credit derivatives, volume growth in retail products, and the impact of the FirstCaribbean acquisition. Provision for credit losses was up, driven by lower recoveries in the corporate lending portfolios. Non-interest expenses were down largely due to lower performance-related compensation. The loss for the quarter resulted in a tax benefit.
Compared with Q4, 2007
Revenue was down significantly mainly due to the $2.9 billion credit-related valuation charges noted above. A Visa gain of $456 million in the prior quarter, and lower merchant banking revenue and the loss on the sale of some of our U.S. businesses this quarter also contributed to the decline. Revenue benefited from higher gains on credit derivatives. Provision for credit losses was up, largely due to lower recoveries and higher losses in the corporate lending portfolio. Non-interest expenses were down as a result of higher costs associated with the sale of some of our U.S. businesses in the prior quarter. The loss for the quarter resulted in a tax benefit.

Our results for the prior periods were affected by the following items:
Q4, 2007
•	$463 million ($302 million after-tax) mark-to-market losses on CDOs and RMBS related to the USRMM;
•	$456 million ($381 million after-tax and minority interest) gain from the completion of Visa’s worldwide restructuring (Visa gain);
•	$47 million ($26 million after-tax) of expenses associated with the sale of some of our U.S. businesses to Oppenheimer;
•	$27 million ($22 million after-tax) net reversal of litigation accruals; and
•	$17 million ($11 million after-tax) positive impact of credit derivatives spread.
Q1, 2007
•	$6 million ($4 million after-tax) negative impact of credit derivatives spread.
Significant events
Sale of some of our U.S. businesses
Effective January 1, 2008, we sold our U.S. based investment banking, leveraged finance, equities and related debt capital markets businesses and our Israeli investment banking and equities businesses (the “transferred businesses”) to Oppenheimer. During the quarter, we recorded a loss of $80 million on the sale. The sale of certain other U.S. capital markets related businesses located in the U.K. and Asia to Oppenheimer is expected to close in the second quarter of 2008.
     CIBC restricted share awards (RSAs) held by employees transferred to Oppenheimer will continue to vest in accordance with their original terms. To support this compensation arrangement, Oppenheimer will reimburse CIBC for the cost of these RSAs to the extent they vest, at which time we will record the reimbursements in other non-interest income.
     The disposition is not expected to have a significant impact on our ongoing results of operations.
Unhedged USRMM exposure
We have exposure to the USRMM through investments in CDOs and RMBS and other transactions with entities with exposure to this market. During the quarter, we had realized and unrealized losses, net of gains on related hedges, of US$475 million ($473 million) on these exposures. As at January 31, 2008, our gross unhedged notional exposure related to USRMM was approximately US$1.6 billion ($1.6 billion). We have taken mark-to-market losses on these positions such that the net unhedged exposure is approximately US$286 million ($287 million). Mitigating this exposure are subprime index hedges with a

6	CIBC First Quarter 2008

notional amount of US$300 million ($301 million) and a fair value of US$150 million ($151 million). During the quarter, we recognized a gain of US$24 million ($24 million) from the hedges.
Hedged USRMM exposure and other exposure to financial guarantors
We have exposure related to the USRMM that is hedged with financial guarantors and others. The following table presents the notional amounts and fair values of the purchased protection by counterparty. The fair value net of valuation adjustments is included in derivative instruments in other assets on the consolidated balance sheet.

US$ millions, as at January 31, 2008
	Credit ratings (as of February 26, 2008)						USRMM related
								Fair value of
			Moody’s				Notional	derivative
	Standard		Investor		Fitch		amount	contracts	(1)
	and Poor’s		Services		Ratings		A	B

Financial guarantor counterparties

# I	A–	(2)	A3		A	(2)	$2,628	$1,508
# II	AAA		Aaa	(2)	AAA	(2)	628	556
# III	A	(3)	A3	(2)	AA	(2)	566	362
# IV	AAA	(2)	Aaa	(2)	AA	(2)	549	217
# V	AAA		Aaa		AAA	(2)	85	—
# VI(4)	CCC	(3)	—		—		3,453	2,353

							7,909	4,996

Other counterparty
# VII(5)	AA		Aa2		AA	(2)	591	182

Total hedged USRMM exposure							$8,500	$5,178

(1)	Before valuation adjustments.

(2)	On credit watch with negative implications.

(3)	On credit watch.

(4)	ACA. See narrative below for additional details.

(5)	A large American diversified multi-national insurance and financial services company with which CIBC has market standard collateral arrangements.
Financial guarantors
During the quarter, we recorded a charge of US$2.30 billion ($2.28 billion) on the hedging contracts provided by ACA (including US$30 million ($30 million) against contracts unrelated to USRMM unwound during the quarter) as a result of its downgrade to non-investment grade. As at January 31, 2008, the fair value of derivative contracts with ACA net of the valuation adjustment amounted to US$70 million ($70 million). Further charges could result depending on the performance of both the underlying assets and ACA.
     In addition, we have exposure to 10 financial guarantors where the underlying assets are unrelated to USRMM. The fair value of this exposure was US$885 million ($888 million) as at January 31, 2008. The largest exposure to any one of these financial guarantors had a fair value of US$219 million ($220 million).
     We recorded a charge of US$624 million ($626 million) against our exposure to financial guarantors to increase our valuation adjustments to US$648 million ($650 million) as at January 31, 2008. The methodology employed to establish these valuation adjustments (excluding that for ACA) was changed in the first quarter to take into account market observed credit spreads. Market and economic conditions relating to these counterparties may change in the future, which could result in significant future losses.
     Mitigating our exposure to these financial guarantors (excluding ACA) are credit hedges with a notional amount of US$525 million ($527 million) and a fair value of US$63 million ($63 million) as at January 31, 2008. During the quarter, we recognized a gain of US$42 million ($43 million) on these hedges.
Liquidity facilities to asset-backed commercial paper (ABCP) conduits
As at January 31, 2008, our holdings of ABCP issued by our sponsored conduits were $1.0 billion (October 31, 2007: $3.1 billion). We also had par value holdings of $358 million (October 31, 2007: $358 million) in non-bank sponsored ABCP which are subject to the “Montreal Accord”. During the quarter, we recognized losses in the consolidated statement of operations of $8 million on certain of these non-bank sponsored ABCP; the remainder had adverse changes in estimated fair value of $75 million which were recognized in other comprehensive income.
     As at January 31, 2008, the total backstop liquidity facilities committed by CIBC to ABCP conduits was $14.8 billion (October 31, 2007: $17.3 billion). Of these committed facilities, approximately 94% (October 31, 2007: 92%) of the amount was for the benefit of our sponsored Canadian ABCP conduits.

CIBC First Quarter 2008	7

Risk factors related to fair valuation adjustments
We believe that we have made appropriate fair value adjustments and have taken appropriate write-downs to date. The establishment of fair value adjustments and the determination of the amount of write-downs involve estimates that are based on accounting processes and judgments by management. We evaluate the adequacy of the fair value adjustments and the amount of write-downs on an ongoing basis. The levels of fair value adjustments and the amount of the write-downs could be changed as events warrant.
Issue of share capital
During the quarter, we issued 45.3 million common shares for net proceeds of $2.9 billion, through a combination of private placements and a public offering.
Private placements
We issued 23.9 million common shares for net proceeds of $1.5 billion to a group of institutional investors, comprising Manulife Financial Corporation, Caisse de dépôt et placement du Québec, Cheung Kong (Holdings) Ltd. and OMERS Administration Corporation.
     Shares purchased under the private placements may not be resold until the expiry of a four month hold period from the issue date, except in accordance with limited exemptions and compliance with other requirements of applicable securities laws.
Public offering
We issued 21.4 million common shares for net proceeds of $1.4 billion.
Exit of certain businesses
Given the uncertain market conditions and to focus on our core businesses in CIBC World Markets, we are exiting our European leveraged finance business and have curtailed activity in our structured credit business in which our USRMM exposures were originated. The risks in these businesses are currently managed by a focused team distinct from the continuing business of CIBC World Markets, with a mandate to manage down the residual exposures.
Visa Inc.
On February 25, 2008, Visa Inc. announced its intent to proceed with an initial public offering (IPO) of its Class A shares in the range of US$37 to US$42 per share, which suggests that the fair value of our Visa shares is $80 million to $130 million lower than the book value. As a result, to the extent that the IPO and the mandatory redemption of a portion of our shares (expected to be around 50% of our holdings) occurs in the second quarter of 2008, we will likely record a loss on sale in respect of those shares. In addition, during the second quarter, we will assess the extent to which we will be required to record an other than-temporary impairment on our remaining shares. The amount of the losses we will record will be impacted by the outcome of the IPO as well as the final adjustment process, which may positively or negatively affect the number of shares we own.
Outlook
Canadian economic growth is expected to be slower during the first half of 2008, held back by weak exports as the U.S. appears to be close to a recession. We expect both economies should return to moderate growth in the second half of 2008, helped by significant central bank interest rate cuts and fiscal stimulus. Healthy global resource markets and a stable housing market are expected to allow the Canadian economy to outperform the U.S. economy.
     CIBC Retail Markets should benefit from a continuation of low unemployment rates, falling interest rates, and healthy housing markets, supporting lending and deposit growth. A slower pace of real estate price increases may moderate mortgage growth rates. Improvements in the risk profile of the unsecured retail lending portfolio should continue to realize benefits.
     For CIBC World Markets, mergers and acquisition and equity activity will likely be slower given a softer stock market and credit concerns affecting global leveraged deals. We expect loan demand to increase due to reduced investor appetite for commercial paper. U.S. economic softness and a strong Canadian dollar could lead to a less favourable period for corporate credit risk in certain parts of the Canadian economy.

8	CIBC First Quarter 2008

FINANCIAL PERFORMANCE REVIEW

	For the three months ended
	2008	2007	2007
$ millions	Jan. 31	Oct. 31	Jan. 31

Net interest income	$1,154	$1,240	$1,059
Non-interest income	(1,675)	1,706	2,032

Total revenue	(521)	2,946	3,091
Provision for credit losses	172	132	143
Non-interest expenses	1,761	1,874	1,943

(Loss) income before taxes and non-controlling interests	(2,454)	940	1,005
Income tax (benefit) expense	(1,002)	45	231
Non-controlling interests	4	11	4

Net (loss) income	$(1,456)	$884	$770

Net interest income
Net interest income was up $95 million or 9% from the same quarter last year, mainly due to volume growth in retail products, the impact of the FirstCaribbean acquisition, and lower mark-to-market losses on de-designated fair value hedges. In addition, favourable spreads in deposits also contributed to the increase. These factors were offset in part by spread compression in retail lending products.
     Net interest income was down $86 million or 7% from the prior quarter, primarily due to lower dividend income on trading securities and fee income on mortgages, partially offset by volume growth in retail lending products. Favourable spreads in mortgages and deposits were mostly offset by spread compression in personal lending and cards.
Non-interest income
Non-interest income was down $3,707 million from the same quarter last year, primarily due to the charge on credit protection purchased from financial guarantors and mark-to-market losses related to the USRMM. Available-for-sale (AFS) securities had lower gains and higher write-downs during the quarter. In addition, the loss on the sale of some of our U.S. businesses, and lower revenue from the hedging of stock appreciation rights (SARs), U.S. real estate finance and retail brokerage contributed to the decline. These factors were partially offset by gains on credit derivatives resulting from the continuing widening of credit spreads.
     Non-interest income was down $3,381 million from the prior quarter, primarily due to the charge on credit protection purchased from financial guarantors, and the Visa gain in the prior quarter. AFS securities had lower gains and higher write-downs during the quarter. In addition, the loss on the sale of some of our U.S. businesses, and lower revenue from the hedging of SARs contributed to the decline. These factors were partially offset by higher gains on credit derivatives resulting from the continuing widening of credit spreads.
Provision for credit losses
Provision for credit losses was up $29 million or 20% from the same quarter last year, mainly due to lower recoveries in the corporate lending portfolio and higher losses in the cards portfolio resulting from volume growth.
     Provision for credit losses was up $40 million or 30% from the prior quarter, primarily due to lower recoveries and higher losses in the corporate lending portfolio.
Non-interest expenses
Non-interest expenses were down $182 million or 9% from the same quarter last year, largely due to lower performance-related compensation, lower expenses related to SARs, and lower litigation provisions, offset in part by the impact of the FirstCaribbean acquisition.
     Non-interest expenses were down $113 million or 6% from the prior quarter, primarily due to lower expenses related to SARs, and higher costs associated with the sale of some of our U.S. businesses in the prior quarter. In addition, computer and advertising expenses and business and capital taxes were lower during the quarter. These factors were partially offset by the net reversal of litigation accruals in the prior quarter.
Income taxes
Income tax benefit was $1,002 million, compared to an expense of $231 million in the same quarter last year and an expense of $45 million in the prior quarter. This benefit resulted from the loss during the quarter. Included in this benefit is a $63 million positive impact of a tax loss carryback to prior years, which had higher statutory tax rates.
     The effective tax recovery rate was 40.8% for the quarter, compared to effective tax rates of 23.0% for the same quarter last year and 4.8% for the prior quarter.
     The adjusted effective tax recovery and taxable equivalent (TEB) recovery rates for the quarter ended January 31, 2008 were 38.5%(1) and 37.0%(1), respectively.
     While rates will vary from quarter to quarter, our current estimate is that the adjusted sustainable effective tax rate will be in the 20-23% range and the adjusted sustainable TEB tax rate will be in the 24-27% range. These rates are determined based on the estimated earnings in various jurisdictions over the near term and the expected enacted tax rates in these jurisdictions. The impact of one-time tax items is excluded.
Foreign exchange
Our U.S. dollar denominated results are impacted by fluctuations in the U.S. dollar/Canadian dollar exchange rate. The Canadian dollar appreciated 14% on average relative to the U.S. dollar from the same quarter last year, resulting in a $70 million decrease in the translated value of our U.S. dollar functional earnings.

(1)	For additional information, see the “Non-GAAP measures” section.

CIBC First Quarter 2008	9

Review of quarterly financial information

2008		2007				2006
$ millions, except per share amounts,
for the three months ended	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30

Revenue
CIBC Retail Markets	$2,371	$2,794	$2,386	$2,309	$2,273	$2,171	$2,164	$2,094
CIBC World Markets	(2,957)	5	455	606	662	572	551	488
Corporate and Other	65	147	138	135	156	147	111	195

Total revenue	(521)	2,946	2,979	3,050	3,091	2,890	2,826	2,777
Provision for credit losses	172	132	162	166	143	92	152	138
Non-interest expenses	1,761	1,874	1,819	1,976	1,943	1,892	1,883	1,836

(Loss) income before taxes and non-controlling interests	(2,454)	940	998	908	1,005	906	791	803
Income tax (benefit) expense	(1,002)	45	157	91	231	87	125	190
Non-controlling interests	4	11	6	10	4	—	4	28
Net (loss) income	$(1,456)	$884	$835	$807	$770	$819	$662	$585

(Loss) earnings per share — basic	$(4.39)	$2.55	$2.33	$2.29	$2.13	$2.34	$1.88	$1.65
— diluted(1)	$(4.39)	$2.53	$2.31	$2.27	$2.11	$2.32	$1.86	$1.63

(1)	In case of a loss, the effect of stock options potentially exercisable on diluted earnings (loss) per share will be anti-dilutive; therefore, basic and diluted earnings (loss) per share will be the same.
Our quarterly results are modestly affected by seasonal factors. The first quarter is normally characterized by increased credit card purchases over the holiday period. The second quarter has fewer days as compared with the other quarters, generally leading to lower earnings. The summer months (July – third quarter and August – fourth quarter) typically experience lower levels of capital markets activity, which affects our brokerage, investment management and wholesale activities.
     The acquisition of FirstCaribbean has resulted in an increase in revenue in CIBC Retail Markets since 2007. In addition, revenue was particularly high in the fourth quarter of 2007 due to the Visa gain. CIBC World Markets revenue has been adversely affected since the third quarter of 2007 due to the mark-to-market losses on CDOs and RMBS, and more significantly in the current quarter due to the charges on credit protection purchased from financial guarantors, including ACA. Foreign exchange revenue on the repatriation of capital and retained earnings from our foreign operations led to an increase in revenue in Corporate and Other in the second quarter of 2006, while the deconsolidation of a variable interest entity (VIE) led to lower revenue in the third quarter of 2006.
     Retail lending provisions increased slightly in 2007 largely due to higher losses in the cards portfolio, resulting from volume growth, and the impact of the FirstCaribbean acquisition. Corporate lending recoveries and reversals have decreased from the high levels in the past. Reversals of the general allowance were included in the second quarters of 2007 and 2006 and the fourth quarter of 2006.
     Non-interest expenses were higher in 2007 resulting from the FirstCaribbean acquisition. Performance-related compensation has been lower since the third quarter of 2007. The net reversal of litigation accruals also led to lower expenses in the third and fourth quarters of 2007.
     The first quarter of 2008 had an income tax benefit resulting from the loss during the quarter. Income tax recoveries related to the favourable resolution of various income tax audits and reduced tax contingencies were included in the last three quarters of 2007 and 2006. Tax-exempt income has generally been increasing over the period, with larger tax-exempt dividends received in the fourth quarters of 2007 and 2006. The last quarter of 2007 benefited from a lower tax rate on the Visa gain and the last two quarters of 2007 benefited from a lower tax rate on the net reversal of litigation accruals. Income tax expense on the repatriation of capital and retained earnings from our foreign operations was also included in the fourth quarter of 2007 and second quarter of 2006.

10	CIBC First Quarter 2008

Non-GAAP measures
     We use a number of financial measures to assess the performance of our business lines. Some measures are calculated in accordance with GAAP, while other measures do not have a standardized meaning under GAAP, and, accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP financial measures useful in analyzing financial performance. For a more detailed discussion on our non-GAAP measures, see page 45 of the 2007 Annual Accountability Report.
     The following tables provide a reconciliation of non-GAAP to GAAP measures related to CIBC on a consolidated basis. The reconciliation of the non-GAAP measures of our business lines are provided in their respective sections.

		For the three months ended
		2008	2007	2007
$ millions, except per share amounts		Jan. 31	Oct. 31	Jan. 31

Net interest income		$1,154	$1,240	$1,059
Non-interest income		(1,675)	1,706	2,032

Total revenue per financial statements	A	(521)	2,946	3,091
TEB adjustment	B	61	116	62

Total revenue (TEB) (1)	C	$(460)	$3,062	$3,153

Non-interest expenses per financial statements	D	$1,761	$1,874	$1,943
Less: amortization of other intangible assets		10	11	5

Cash non-interest expenses (1)	E	$1,751	$1,863	$1,938

(Loss) income before taxes and non-controlling interests per financial statements	F	$(2,454)	$940	$1,005
TEB adjustment	B	61	116	62

(Loss) income before taxes and non-controlling interests (TEB) (1)	G	$(2,393)	$1,056	$1,067

Reported income taxes per financial statements	H	$(1,002)	$45	$231
TEB adjustment	B	61	116	62
Other tax adjustments	I	56	75	—

Adjusted income taxes (1)	J	$(885)	$236	$293

Net (loss) income applicable to common shares	K	$(1,486)	$854	$716
Add: after tax effect of amortization of other intangible assets		8	8	4

Cash net (loss) income applicable to common shares (1)	L	$(1,478)	$862	$720

Basic weighted average common shares (thousands)	M	338,732	334,849	336,486
Diluted weighted average common shares (thousands)	N	340,811	337,927	339,942

Cash efficiency ratio (TEB) (1)	E/C	n/m	60.9%	61.5%
Reported effective income tax rate (TEB) (1)(2)	(H+B)/G	39.3%	15.2%	27.5%
Adjusted effective income tax rate (1)(2)	(H+I)/F	38.5%	12.8%	23.0%
Adjusted effective income tax rate (TEB) (1)(2)	J/G	37.0%	22.3%	27.5%
Cash basic (loss) earnings per share (1)	L/M	$(4.36)	$2.57	$2.14
Cash diluted (loss) earnings per share (1)(3)	L/N	$(4.36)	$2.55	$2.12

(1)	Non-GAAP measure.

(2)	For the quarter ended January 31, 2008, represents tax recovery rates applicable to the loss before tax and non-controlling interests.

(3)	In case of a loss, the effect of stock options potentially exercisable on diluted earnings (loss) per share will be anti-dilutive; therefore, basic and diluted earnings (loss) per share will be the same.
n/m	Not meaningful due to the net loss.

CIBC First Quarter 2008	11

CIBC RETAIL MARKETS
CIBC Retail Markets comprises CIBC’s retail and wealth management businesses. We provide a full range of financial products and services to individual, small business and commercial banking clients, as well as investment management services globally to retail and institutional clients.
Results (1)

	For the three months ended
	2008	2007	2007
$ millions	Jan. 31	Oct. 31	Jan. 31

Revenue
Personal and small business banking	$544	$546	$517
Imperial Service	244	242	237
Retail brokerage	276	282	302
Cards	423	809	410
Mortgages and personal lending	319	321	381
Asset management	120	123	123
Commercial banking	126	142	121
FirstCaribbean	126	174	50
Other	193	155	132

Total revenue (a)	2,371	2,794	2,273
Provision for credit losses	155	150	148
Non-interest expenses (b)	1,353	1,402	1,353

Income before taxes and
non-controlling interests	863	1,242	772
Income tax expense	202	271	198
Non-controlling interests	4	11	4

Net income (c)	$657	$960	$570

Efficiency ratio (b/a)	57.1%	50.2%	59.6%
Amortization of other intangible assets (d)	$8	$8	$3
Cash efficiency ratio(2) ((b-d)/a)	56.7%	49.9%	59.4%
ROE(2)	54.0%	76.1%	53.8%
Charge for economic capital(2) (e)	$(156)	$(159)	$(137)
Economic profit(2) (c+e)	$501	$801	$433
Regular workforce headcount	27,984	27,659	27,758

(1)	For additional segmented information, see the notes to the interim consolidated financial statements.

(2)	For additional information, see the “Non-GAAP measures” section.
Financial overview
Net income was up $87 million or 15% from the same quarter last year. Volume growth, higher treasury revenue allocations and the FirstCaribbean acquisition, offset in part by spread compression in lending products and lower brokerage revenue contributed to the increase in net income.
     Net income was down $303 million or 32% from the prior quarter, largely due to the $456 million Visa gain included in the prior quarter.
Revenue
FirstCaribbean revenue is included from the date of acquisition on December 22, 2006. Prior to December 22, 2006, FirstCaribbean was equity-accounted and the revenue was included in “Other”.
Revenue was up $98 million or 4% from the same quarter last year.
     Personal and small business banking revenue was up $27 million, mainly due to volume growth and favourable deposit spreads.
     Retail brokerage revenue was down $26 million, largely due to lower trading and new issue activity, offset in part by higher fee-based revenue from increased asset values.
     Cards revenue was up $13 million, driven by volume growth, partially offset by spread compression.
     Mortgages and personal lending revenue was down $62 million, primarily due to spread compression, partially offset by volume growth and higher fee income in mortgages.
     Other revenue was up $61 million, mainly due to higher treasury revenue allocations.
Revenue was down $423 million or 15% from the prior quarter.
     Cards revenue was down $386 million, primarily due to the Visa gain of $404 million in the prior quarter. Excluding the Visa gain, revenue was up mainly due to volume growth, offset in part by spread compression.
     Mortgages and personal lending revenue was down $2 million. Mortgages was up $5 million, mainly due to favourable spreads and volume growth, offset in part by lower fee income. Personal lending was down $7 million, mainly due to spread compression, partially offset by lower internal sales commissions paid to personal and small business banking.
     Commercial banking revenue was down $16 million, largely due to interest and fee income recoveries in the prior quarter and lower fee-based revenue.
     FirstCaribbean revenue was down $48 million, primarily due to the Visa gain in the prior quarter.
     Other revenue was up $38 million, primarily due to higher treasury revenue allocations.
Provision for credit losses
Provision for credit losses was up $7 million or 5% from the same quarter last year, largely due to higher losses in the cards portfolio, resulting from volume growth, and lower recoveries and reversals in commercial banking, offset in part by lower losses in the personal lending portfolio.
     Provision for credit losses was up $5 million or 3% from the prior quarter, largely due to higher losses in the small business portfolio.
Non-interest expenses
Non-interest expenses were comparable to the same quarter last year, as increases in expenses resulting from the FirstCaribbean acquisition were largely offset by lower performance-related compensation, business and capital taxes, and corporate support costs.

12	CIBC First Quarter 2008

     Non-interest expenses were down $49 million or 3% from the prior quarter, resulting mainly from lower operational losses, advertising expenses, project expenses, and business and capital taxes.
Income taxes
Income taxes were up $4 million or 2% from the same quarter last year, due to higher income, partially offset by an increase in the relative proportion of earnings subject to lower rates of tax.
     Income taxes were down $69 million or 25% from the prior quarter, due to a decrease in income.
Regular workforce headcount
The regular workforce headcount was up 226 from the same quarter last year and up 325 from the prior quarter, primarily due to an increase in customer-facing staff.
CIBC WORLD MARKETS
CIBC World Markets is the wholesale and corporate banking arm of CIBC, providing a range of integrated credit and capital markets, investment banking, and merchant banking products and services to clients in key financial markets in North America and around the world. We provide capital solutions and advisory expertise across a wide range of industries, as well as research for our corporate, government and institutional clients.
Results (1)

	For the three months ended
	2008	2007	2007
$ millions	Jan. 31	Oct. 31	Jan. 31

Revenue (TEB)(2)
Capital markets	$(3,169)	$(249)	$449
Investment banking and credit products	283	240	204
Merchant banking	9	141	77
Other	(19)	(11)	(6)

Total revenue (TEB)(2) (a)	(2,896)	121	724
TEB adjustment	61	116	62

Total revenue (b)	(2,957)	5	662
Provision for (reversal of) credit losses	17	(18)	(5)
Non-interest expenses (c)	351	357	486

(Loss) income before taxes and non-controlling interests	(3,325)	(334)	181
Income tax (benefit) expense	(1,166)	(222)	11

Net (loss) income (d)	$(2,159)	$(112)	$170

Efficiency ratio (c/b)	n/m	n/m	73.4%
Efficiency ratio (TEB)(2) (c/a)	n/m	n/m	67.1%
ROE(2)	(391.7)%	(26.6)%	41.6%
Charge for economic capital(2) (e)	$(72)	$(56)	$(52)
Economic (loss) profit(2) (d+e)	$(2,231)	$(168)	$118
Regular workforce headcount	1,287	1,862	1,880

(1)	For additional segmented information, see the notes to the interim consolidated financial statements.

(2)	For additional information, see the “Non-GAAP measures” section.
n/m	Not meaningful due to the net loss.
Financial overview
Net loss was $2,159 million, compared to net income of $170 million in the same quarter last year. CIBC World Markets’ results were significantly affected by the $2.0 billion after-tax charge on credit protection purchased from financial guarantors, including $1.5 billion after-tax related to ACA. During the quarter, we also had losses, net of gains on related hedges, of $314 million after-tax against our unhedged exposure related to the USRMM.
     Net loss was up $2,047 million from the prior quarter, primarily due to the reasons noted above.
Revenue
Revenue was down $3,619 million from the same quarter last year.
     Capital markets revenue was down $3,618 million, primarily due to the charge on credit protection purchased from financial guarantors and mark-to-market losses related to the USRMM noted above. Revenue was also lower due to higher funding costs resulting from the widening of credit spreads, and lower equity and commodity structured products revenue. These were offset in part by gains on credit hedges against our exposure to financial guarantors.
     Investment banking and credit products revenue was up $79 million, primarily due to gains associated with corporate loan hedging programs, resulting from the continuing widening of credit spreads, and higher Canadian investment banking revenue. These increases were partially offset by lower revenue from U.S. real estate finance and the sale of our U.S. investment and corporate banking business.
     Merchant banking revenue was down $68 million, mainly due to lower gains from direct investments.
     Other revenue was down $13 million, primarily due to the loss on the sale of some of our U.S. businesses, partially offset by higher treasury revenue allocations.
Revenue was down $2,962 million from the prior quarter.
     Capital markets revenue was down $2,920 million, primarily due to the charge on credit protection purchased from financial guarantors noted above and lower revenue in equity and commodity structured products. These were offset in part by gains on credit hedges against our exposure to financial guarantors.
     Investment banking and credit products revenue was up $43 million, primarily due to higher gains associated with corporate loan hedging programs, resulting from the continuing widening of credit spreads, partially offset by the sale of our U.S. investment and corporate banking business.
     Merchant banking revenue was down $132 million, primarily due to lower gains from direct investments and third-party managed funds.
     Other revenue was down $8 million, primarily due to the loss on the sale of some of our U.S. businesses, partially offset by higher treasury revenue allocations.

CIBC First Quarter 2008	13

Provision for (reversal of) credit losses
Provision for credit losses was $17 million, compared to a reversal of $5 million in the same quarter last year, mainly due to recoveries in Europe in the prior year quarter. The current quarter had higher losses in Canada and lower losses net of recoveries in the U.S.
     Provision for credit losses was $17 million, compared to a reversal of $18 million in the prior quarter, mainly due to lower recoveries in the U.S. and higher losses in Canada.
Non-interest expenses
Non-interest expenses were down $135 million or 28% from the same quarter last year, primarily due to lower performance-related compensation and litigation provisions.
     Non-interest expenses were down $6 million or 2% from the prior quarter, primarily due to higher costs associated with the sale of some of our U.S. businesses, offset in part by the net reversal of litigation accruals, both in the prior quarter.
Income taxes
Income tax benefit was $1,166 million, compared to an income tax expense of $11 million in the same quarter last year. This was largely due to the loss in the quarter, resulting primarily from the charge on credit protection purchased from financial guarantors and mark-to-market losses related to the USRMM noted above.
     Income tax benefit was up $944 million from the prior quarter, mainly due to the higher loss in the quarter, resulting from the charge on the credit protection purchased from financial guarantors noted above.
Regular workforce headcount
The regular workforce headcount was down 593 from the same quarter last year and 575 from the prior quarter, primarily due to the sale of some of our U.S. businesses.
CORPORATE AND OTHER
Corporate and Other comprises the five functional groups — Administration, Technology and Operations; Corporate Development; Finance; Legal and Regulatory Compliance; and Treasury and Risk Management (TRM) — that support CIBC’s business lines, as well as CIBC Mellon joint ventures, and other income statement and balance sheet items, not directly attributable to the business lines. The revenue and expenses of the functional groups are generally allocated to the business lines.
Results (1)

	For the three months ended
	2008	2007	2007
$ millions	Jan. 31	Oct. 31	Jan. 31

Total revenue	$65	$147	$156
Non-interest expenses	57	115	104

Income before taxes	8	32	52
Income tax (benefit) expense	(38)	(4)	22

Net income	$46	$36	$30

Regular workforce headcount	10,966	10,936	10,921

(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
Financial overview
Net income was up $16 million or 53% from the same quarter last year, primarily due to higher income tax recoveries, partially offset by lower unallocated revenue from treasury.
     Net income was up $10 million or 28% from the prior quarter, mainly due to lower taxes and unallocated corporate support costs, offset by lower unallocated revenue from treasury.
Revenue
Revenue was down $91 million or 58% from the same quarter last year, and down $82 million or 56% from the prior quarter, primarily due to lower unallocated revenue from treasury and lower revenue from the hedging of SARs.
Non-interest expenses
Non-interest expenses were down $47 million or 45% from the same quarter last year, primarily due to lower expenses related to SARs.
     Non-interest expenses were down $58 million or 50% from the prior quarter, primarily due to lower expenses related to SARs and lower unallocated support costs.
Income tax
Income tax benefit was $38 million, compared to an expense of $22 million in the same quarter last year. This change is largely due to the $63 million impact from tax effecting recoveries at prior years’ higher statutory rates.
     Income tax benefit was up $34 million from the prior quarter, mainly due to the reason noted above. The prior quarter included income tax recoveries and a tax expense of $22 million on repatriated capital from a foreign operation.

14	CIBC First Quarter 2008

FINANCIAL CONDITION
Review of consolidated balance sheet

	2008	2007
$ millions, as at	Jan. 31	Oct. 31

Assets
Cash and deposits with banks	$18,193	$13,747
Securities	81,218	86,500
Securities borrowed or purchased under resale agreements	35,625	34,020
Loans	162,563	162,654
Derivative instruments	23,395	24,075
Other assets	26,740	21,182

Total assets	$347,734	$342,178

Liabilities and shareholders’ equity
Deposits	$239,976	$231,672
Derivative instruments	26,109	26,688
Obligations related to securities lent or sold short or under repurchase agreements	39,432	42,081
Other liabilities	21,255	21,977
Subordinated indebtedness	5,402	5,526
Preferred share liabilities	600	600
Non-controlling interests	157	145
Shareholders’ equity	14,803	13,489

Total liabilities and shareholders’ equity	$347,734	$342,178

Assets
Total assets as at January 31, 2008 were up $5.6 billion or 2% from October 31, 2007.
     Cash and deposits with banks increased mainly due to the issuance of additional share capital.
     Securities decreased due to lower AFS and trading securities, offset in part by higher securities designated at fair value (FVO). AFS securities decreased due to the sale of U.S. treasury and Government of Canada bonds and a reduction in CIBC-sponsored ABCP securities. Trading securities decreased marginally due to normal trading activities, offset largely by the purchase of assets at par from third-party structured securitization vehicles. FVO securities increased due to higher mortgage-backed securities inventory to support our ongoing CIBC-originated residential mortgage securitization program and to be available for collateral management purposes.
     The increase in securities borrowed or purchased under resale agreements was primarily due to normal client-driven business activity.
     Loans have decreased marginally as the impact of residential mortgage securitizations was mostly offset by volume growth in both consumer and business and government loans.
     Derivative instruments decreased largely due to valuation adjustments related to the credit protection purchased from financial guarantors and lower market valuation on foreign exchange and equity derivatives. These were mostly offset by higher market valuation on credit and interest rate derivatives.
     Other assets increased mainly due to an increase in derivatives collateral and income tax receivable.
Liabilities
Total liabilities as at January 31, 2008 were up $4.3 billion or 1% from October 31, 2007.
     The increase in deposits was due to normal treasury activities and retail volume growth.
     Derivative instruments decreased mainly due to lower market valuation on foreign exchange and equity derivatives, largely offset by higher market valuation on credit and interest rate derivatives.
     The decrease in obligations related to securities lent or sold short or under repurchase agreements is largely as a result of normal client-driven activities.
     Subordinated indebtedness decreased primarily due to a redemption, partially offset by the change in the fair value of the hedged debentures.
Shareholders’ equity
Shareholders’ equity as at January 31, 2008 was up $1.3 billion or 10% from October 31, 2007, primarily due to the issuance of additional share capital, partially offset by lower retained earnings resulting from the loss in the quarter.
Capital resources
We actively manage our capital to maintain a strong and efficient capital base, to maximize risk-adjusted returns to shareholders, and to meet regulatory requirements. For additional details, see pages 54 to 56 of the 2007 Annual Accountability Report.
Regulatory capital
Our minimum regulatory capital requirements are determined in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions (OSFI). The OSFI guidelines evolve from the framework of risk-based capital standards developed by the Bank for International Settlements (BIS). Commencing November 1, 2007, our regulatory capital requirements are based on the Basel II framework, as described in detail in the “Management of risk” section.
     BIS standards require that banks maintain minimum Tier 1 and Total capital ratios of 4% and 8%, respectively. OSFI has established that Canadian deposit-taking financial institutions maintain Tier 1 and Total capital ratios of at least 7% and 10%, respectively.
     Capital adequacy requirements are applied on a consolidated basis. The consolidation basis applied to CIBC’s financial statements is described in Note 1 to the 2007 consolidated financial statements. All subsidiaries, except certain investments and holdings which are not subject to risk assessment under Basel II and are instead deducted from regulatory capital, are included for regulatory capital calculation purposes. A deduction approach applies to investment in insurance subsidiaries, substantial investments and securitization-related activities.

CIBC First Quarter 2008	15

     Our Canadian insurance subsidiary, CIBC Life Insurance Company Limited, is subject to OSFI’s Minimum Continuing Capital Surplus Requirements for life insurance companies.
     The following table presents the components of our regulatory capital. The information as at January 31, 2008 is based on Basel II requirements and information for October 31, 2007 is based upon Basel I requirements, and hence the information is not comparable.

	Basel II	Basel I
	basis	basis
	2008	2007
$ millions, as at	Jan. 31	Oct. 31

Tier 1 capital	$13,426	$12,379
Tier 2 capital	4,419	6,304
Total regulatory capital	17,845	17,758
Risk-weighted assets	117,408	127,424
Tier 1 capital ratio	11.4%	9.7%
Total capital ratio	15.2%	13.9%
Assets-to-capital multiple	19.0x	19.0x

Tier 1 ratio was up by 1.7% from the year-end, largely due to the issue of common shares, and a reduction in risk-weighted assets that resulted from the change to Basel II methodology commencing November 1, 2007. This was offset in part by the reduction in retained earnings due to the loss in the quarter, and certain other deductions, which under Basel II are now subtracted directly from Tier 1 capital.
     Total capital ratio was up by 1.3% due to the reasons noted above, partially offset by a reduction in the Tier 2 capital, as only a portion of the general allowance is eligible for inclusion in Tier 2 capital under the Basel II methodology. The redemption of subordinated indebtedness also reduced the Tier 2 capital.
Significant capital management activities
The following table summarizes our significant capital management activities:

For the three
months ended
$ millions(1)	Jan. 31, 2008

Issue of common shares	2,916 (1)
Redemption of subordinated indebtedness	(250)
Dividends
Preferred shares — classified as equity	(30)
Preferred shares — classified as liabilities	(8)
Common shares	(291)

(1)	After issuance costs, net of tax, of $32 million.
Subsequent to the quarter-end, on February 26, 2008, in accordance with their terms, we redeemed all $89 million of our 5.89% Debentures (subordinated indebtedness) due February 26, 2013, for their outstanding principal amount, plus unpaid interest accrued to the redemption date.
     For additional details, see Notes 6 and 7 to the interim consolidated financial statements.
Off-balance sheet arrangements
We enter into several types of off-balance sheet arrangements in the normal course of our business. These include securitizations, derivatives, credit-related arrangements, and guarantees. Details on our off-balance sheet arrangements are provided on pages 57 to 59 of the 2007 Annual Accountability Report.
     The following table summarizes our exposures to entities involved in the securitization of third-party assets (both CIBC sponsored/structured and third-party structured):

	2008						2007
$ millions, as at	Jan. 31						Oct. 31
			Undrawn		Written				Undrawn		Written
			liquidity		credit				liquidity		credit
	Investment		and credit		derivatives		Investment		and credit		derivatives
	and loans	(1)	facilities		(notional)	(2)	and loans	(1)	facilities		(notional)	(2)

CIBC sponsored multi-seller conduits	$985		$12,234	(3)	$—		$3,029		$12,092	(3)	$—
CIBC structured CDO vehicles	823		162		1,018		647		154		1,147
Third-party structured vehicles	7,132		1,704		26,065		3,083		2,236		31,467

(1)	Amounts are net of mark-to-market losses. Excludes securities issued by entities established by Canada Mortgage and Housing Corporation (CMHC), Federal National Mortgage Association (Fannie Mae), Federal Home Loan Mortgage Corporation (Freddie Mac), Government National Mortgage Association (Ginnie Mae), and Student Loan Marketing Association (Sallie Mae). $7.3 billion (Oct. 31, 2007: $2.0 billion) of the exposure was hedged by credit derivatives with third parties.

(2)	Comprises credit derivatives written options and total return swaps under which we assume exposures. The fair value recorded on the consolidated balance sheet was $(6.2) billion (Oct. 31, 2007: $(3.8) billion). Notional amounts of $26.1 billion (Oct. 31, 2007: $31.7 billion) were hedged with credit derivatives protection from third parties, the fair value of these hedges net of the valuation adjustments was $2.5 billion (Oct. 31, 2007: $3.4 billion). Accumulated fair value losses amount to $812 million (Oct. 31, 2007: $484 million) on unhedged written credit derivatives. Under certain credit derivative arrangements, we can be called upon to purchase the reference assets at par with the simultaneous termination of the credit derivatives; the notional amount of these trades totalled approximately $2.0 billion (Oct. 31, 2007: $6.5 billion) and the fair value was approximately $(654) million (Oct. 31, 2007: $(470) million).

(3)	Net of $985 million (Oct. 31, 2007: $3,029 million) of investment in CIBC sponsored multi-seller conduits.

16	CIBC First Quarter 2008

During the quarter, we purchased certain reference assets at a par amount of $4.8 billion from two third-party structured vehicles in consideration for the termination of the related total return swaps (see footnote 2 above). The reference assets purchased were categorized as trading securities on our consolidated balance sheet. We may also be called upon to purchase additional reference assets at a par amount of $2.0 billion covered by the remaining total return swaps with the third-party structured vehicles.
     For details on securitizations of our own assets and guarantees provided by us, see Notes 5 and 11 to the interim consolidated financial statements.
MANAGEMENT OF RISK
Our approach to management of risk is described on pages 60 to 73 of the 2007 Annual Accountability Report.
     In addition, in the MD&A, we have provided certain of the required disclosures under the Canadian Institute of Chartered Accountants (CICA) handbook section 3862, “Financial Instruments - Disclosures” related to the nature and extent of risks arising from financial instruments, as permitted by that standard. These disclosures are included in the sections “Risk overview”, “Credit risk”, “Market risk”, “Liquidity risk”, “Operational risk”, “Reputation and legal risk”, and “Regulatory risk”. These disclosures have been shaded and form an integral part of the interim consolidated financial statements.
Risk overview
We manage risk and related balance sheet resources within tolerance levels established by our management committees and approved by the Board of Directors and its committees. Several groups within TRM, independent of the originating businesses, contribute to our management of risk, including:
•	Treasury - provides enterprise-wide funding and asset/liability, liquidity, cash and collateral management; manages the capital structure within the constraints of regulatory requirements; and manages capital in our subsidiaries, affiliates and legal entities;

•	Credit and Investment Risk Management groups - provide independent, enterprise-wide oversight of the adjudication, management and monitoring of global credit risk; apply market-based techniques and models to the measurement, monitoring and control of risks in the credit portfolios and merchant banking investments;

•	Market Risk Management (MRM) - provides independent, enterprise-wide oversight of the management and related measurement, monitoring and control of trading and non-trading market risk and trading credit risk;

•	Operational Risk Management - provides independent identification, measurement, monitoring and control of operational risk enterprise-wide; and

•	Balance Sheet Measurement, Monitoring and Control - oversees the balance sheet resource allocation process; and provides independent, enterprise-wide oversight of the measurement, monitoring and control of our balance sheet resources, economic capital, and model risk including independent validation of the risk-rating systems and parameters.
Basel II Capital Accord
On November 1, 2007, we adopted a new capital management framework, commonly called Basel II, which is designed to enhance the risk sensitivity of regulatory capital. Under the new Basel II Framework, regulatory capital for the first time includes a charge for operational risk. In addition, the rules permit wider discretion by bank regulators to increase or decrease capital requirements in line with the circumstances of individual banks. The rules require greater transparency of risk management information intrinsic to underlying risks and capital adequacy.
     We adopted the Advanced Internal Ratings Based (AIRB) approach for credit risk for all material portfolios. We received final approval with associated conditions for the use of the AIRB approach to the calculation of credit risk capital from OSFI on December 31, 2007. Immaterial portfolios (refer to “Credit risk” section for details) are initially on the standardized approach, and in the event that any one of the standardized portfolios becomes material, management will implement plans to transition it to an AIRB approach as required by OSFI.
     On August 1, 2007, we received Conditional Acceptance from OSFI to implement the Advanced Measurement Approach (AMA) for operational risk effective November 1, 2007. OSFI has set the target date for Formal Acceptance as December 31, 2008 or earlier.
     Market risk for the trading books continues to be measured under the pre-existing OSFI approval for use of the Internal Models Approach.

CIBC First Quarter 2008	17

Credit risk
Credit risk primarily arises from our direct lending activities, and from our trading, investment and hedging activities. Credit risk is defined as the risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.
Process and control
The credit approval process is centrally controlled, with all significant credit requests submitted to a credit risk management unit that is independent of the originating businesses. Approval authorities are a function of the risk and amount of credit requested. In certain cases, credit requests must be referred to the Risk Management Committee (RMC) for approval.
     After initial approval, individual credit exposures continue to be monitored, with a formal risk assessment including review of assigned ratings documented at least annually. Higher risk-rated accounts are subject to closer monitoring and are reviewed at least quarterly. Collections and specialized loan workout groups handle the day-to-day management of the highest risk loans to maximize recoveries.
Credit risk limits
Credit limits are established for business and government loans for the purposes of portfolio diversification and managing concentration. These include limits for individual borrowers, groups of related borrowers, industry sectors, country and geographic regions, and products or portfolios. Direct loan sales, credit derivative hedges or structured transactions are used to reduce concentrations.
Credit derivatives
We use credit derivatives to reduce industry sector concentrations and single-name exposures, or as part of portfolio diversification techniques.
Guarantees
We obtain third party guarantees and insurance to reduce the risk in our lending portfolios. The most material of these guarantees relate to our residential mortgage portfolio that is guaranteed by Canada Housing and Mortgage Corporation (a Government of Canada owned corporation) or other investment-grade counterparties.
Collateral
Our credit risk management policies include requirements related to collateral valuation and management. Valuations are updated periodically depending on the nature of the collateral. The main types of collateral are cash, securities, inventory and real estate. We have policies in place to monitor the existence of undesirable concentration in the collateral supporting our credit exposure.
Exposure to credit risk
The following table presents the exposure to credit risk which is measured as exposure at default (EAD) for on- and off-balance sheet financial instruments. Details on the calculation of EAD are provided on the next page.

$ millions, as at January 31, 2008

	AIRB	Standardized
	approach	approach	Total

Business and government portfolios
Corporate
Drawn	$34,276	$5,561	$39,837
Undrawn commitments	18,764	332	19,096
Repo-style transactions	26,201	46	26,247
Other off-balance sheet	6,215	197	6,412
OTC derivatives	12,119	67	12,186

	97,575	6,203	103,778

Sovereign
Drawn	20,968	953	21,921
Undrawn commitments	2,762	—	2,762
Repo-style transactions	1,082	—	1,082
Other off-balance sheet	32	2	34
OTC derivatives	1,661	—	1,661

	26,505	955	27,460

Banks
Drawn	14,428	854	15,282
Undrawn commitments	816	—	816
Repo-style transactions	57,051	354	57,405
Other off-balance sheet	41,120	14	41,134
OTC derivatives	6,509	14	6,523

	119,924	1,236	121,160

Total business and government portfolios	244,004	8,394	252,398

Retail portfolios
Real estate secured personal lending
Drawn	100,707	2,013	102,720
Undrawn commitments	23,795	—	23,795

	124,502	2,013	126,515

Qualifying revolving retail
Drawn	15,259	—	15,259
Undrawn commitments	22,693	—	22,693

	37,952	—	37,952

Other retail
Drawn	9,261	972	10,233
Undrawn commitments	2,086	53	2,139
Other off-balance sheet	108	—	108

	11,455	1,025	12,480

Total retail portfolios	173,909	3,038	176,947

Securitization exposures(1)	17,482	839	18,321

Gross credit exposure	$435,395	$12,271	$447,666

(1)	Under the internal ratings based approach.

18	CIBC First Quarter 2008

The portfolios are categorized based upon how we manage the business and the associated risks. Amounts provided are after valuation adjustments related to financial guarantors, and before allowance for credit losses and risk mitigation, including $79.0 billion of collateral held for our repurchase agreement activities. Non-trading equity exposures are not included in the table above as they have been deemed immaterial under the OSFI guidelines, and hence, are subject to 100% risk-weighting.
Exposures subject to AIRB approach
Business and government portfolios (excluding scored small business) — risk rating method
The portfolio comprises exposures to corporate, sovereign and bank obligors. These obligors are individually assessed and assigned a rating that reflects our estimate of the probability of default. A mapping between our internal ratings and the ratings used by external ratings agencies is shown in the table below. As part of our risk-rating methodology, the risk assessment includes a review of external ratings of the obligor. The obligor rating assessment takes into consideration our financial assessment of the obligor, the industry, and the economic environment of the region in which the obligor operates. In certain circumstances, where a guarantee from a third party exists, both the obligor and the guarantor will be assessed.

	CIBC	Standard &	Moody’s Investor
Grade	rating	Poor’s equivalent	Services equivalent

Investment grade	00 - 47	AAA to BBB-	Aaa to Baa3

Non-investment grade	51 - 67	BB+ to B-	Ba1 to B3

Watchlist	70 - 80	CCC+ to CC	Caa1 to Ca

Default	90	D	C

We use quantitative modeling techniques to assist in the development of internal risk-rating systems. The risk-rating systems have been developed through analysis of internal and external credit risk data. They are used for portfolio management, risk limit setting, product pricing, and in the determination of economic capital.
     We assess risk exposure using the following three dimensions. Parameter estimates for each of these dimensions are long-term averages with adjustments for the impact of any potential change in the credit cycle.
•	Probability of default (PD) — the probability that the obligor will default within the next 12 months.

•	Exposure at default (EAD) — the estimate of the amount which will be drawn at the time of default.

•	Loss given default (LGD) — the expected severity of loss as the result of the default, expressed as a percentage of the EAD.

     The effectiveness of the risk rating systems and the parameters associated with the risk ratings are monitored within TRM and are subject to an annual review. The models used in the estimation of the risk parameters are also subject to independent validation by the TRM validation group, which is independent of both the origination business and the model development process.
     We have counterparty credit exposure that arises from our interest rate, foreign exchange, equity, commodity and credit derivatives trading, hedging and portfolio management activities, as explained in Note 14 to the 2007 consolidated financial statements. The PD of our counterparties is measured in the same manner as our direct lending activity. We establish a valuation adjustment for expected future credit losses from each of our derivative counterparties. The expected future credit loss is a function of our estimates of the PD, the expected loss/exposure in the event of default, and other factors such as risk mitigants.
Credit quality of the risk-rated portfolios
The following table provides the credit quality of the risk-rated portfolios. Amounts provided are before allowance for credit losses, and after credit risk mitigation, valuation adjustments related to financial guarantors, and collateral on repurchase agreement activities. Insured residential mortgage and student loan portfolios of $53.1 billion are reclassified to either sovereign or corporate exposures in the table below.

$ millions, as at January 31, 2008

	EAD
Grade	Corporate	Sovereign	Banks	Total

Investment grade	$39,425	$77,802	$58,882	$176,109
Non-investment grade	25,367	206	9,040	34,613
Watchlist	1,256	1	—	1,257
Default	294	1	—	295

	$66,342	$78,010	$67,922	$212,274

Business and government portfolios (excluding scored small business) — slotting approach
A simplified risk-rating process (slotting approach) is used for uninsured Canadian commercial mortgages, which comprise non-residential mortgages and multi-family residential mortgages. These exposures are individually rated on our rating scale using a risk-rating methodology that considers the property’s key attributes, which include its loan to value and debt service ratios, the quality of the property, and the financial strength of the owner/sponsor. All exposures are secured by a lien over the property and in some cases additionally by mortgage insurance. Insured multi-family residential mortgages are treated as sovereign exposures in the table above.

CIBC First Quarter 2008	19

Exposure by risk-bands
The following table provides the exposure by risk-weight bands. Facilities in the “satisfactory” category have key attributes that meet our criteria, while facilities in the “good” and “strong” categories exceed it with progressively stronger risk metrics. Exposures in the “weak” category generally were originated at a stronger risk level but have migrated below our current criteria.

$ millions, as at January 31, 2008	EAD

Strong	$5,594
Good	130
Satisfactory	40
Weak	7
Default	3

$5,774

Retail portfolios
Retail portfolios are characterized by a large number of relatively small exposures. They comprise: real estate secured personal lending (comprising residential mortgages, and personal loans and lines secured by residential property); qualifying revolving retail exposures (credit cards and unsecured lines of credit); other retail exposures (loans secured by non-residential assets, unsecured loans including student loans, and scored small business loans). These are managed as pools of homogenous risk exposures using external credit bureau scores and/or other behavioral assessment to group exposures according to similar credit risk profiles. These pools are assessed through statistical techniques, such as credit scoring and computer-based models. Characteristics used to group individual exposures vary by asset category; as a result, the number of pools, their size, and the statistical techniques applied to their management differ accordingly.
     The following table maps the PD bands to various risk levels:

Description	PD bands

Exceptionally low	0.01% - 0.20%
Very low	0.21% - 0.50%
Low	0.51% - 2.00%
Medium	2.01% - 10.00%
High	10.01% - 99.99%
Default	100.00%

Credit quality of the retail portfolios
The following table presents the credit quality of the retail portfolios. Amounts provided are before allowance for credit losses and after credit risk mitigation. Insured residential mortgage and student loan portfolios of $53.1 billion are reclassified to either sovereign or corporate exposures. Retail portfolios include $3,947 million of small business scored exposures.

$ millions, as at January 31, 2008

	EAD
	Real estate
	secured	Qualifying
	personal	revolving	Other
PD	lending	retail	retail	Total

Exceptionally low	$29,737	$16,288	$2,565	$48,590
Very low	17,129	5,125	2,636	24,890
Low	24,546	10,662	4,344	39,552
Medium	153	4,124	1,386	5,663
High	88	1,625	127	1,840
Default	70	128	122	320

	$71,723	$37,952	$11,180	$120,855

Exposures subject to the standardized approach
Exposures within FirstCaribbean, obligations of certain exposures of individuals for non-business purposes, and certain exposures in the CIBC Mellon joint ventures have been deemed immaterial, and are subject to the standardized approach. A detailed breakdown of our standardized exposures before allowance for credit losses by risk-weight is provided below. Eligible financial collateral also impacts the risk weighting category for the exposure.

$ millions, as at January 31, 2008

	Risk-weight category
	0%	20%	50%	75%	100%	Total

Corporate	$—	$994	$—	$—	$5,209	$6,203
Sovereign	430	82	222	—	221	955
Bank	—	1,230	—	—	6	1,236
Real estate secured personal lending	—	—	—	2,007	6	2,013
Other retail	—	—	—	53	972	1,025

	$430	$2,306	$222	$2,060	$6,414	$11,432

Securitization exposures
The following table provides details on our securitization exposures by credit ratings under the internal ratings based (IRB) and standardized approach.

$ millions, as at January 31, 2008

	EAD
Ratings	IRB	Standardized	Total

AAA to BBB-	$17,190	$839	$18,029
BB+ to BB-	9	—	9
Below BB-	37	—	37
Unrated	246	—	246

	$17,482	$839	$18,321

20	CIBC First Quarter 2008

Concentration of exposures
Concentration of credit risk exists when a number of obligors are engaged in similar activities, or operate in the same geographical areas or industry sectors, and have similar economic characteristics so that their ability to meet contractual obligations is similarly affected by changes in economic, political or other conditions.
Geographic distribution
The following table provides a geographic distribution of our business and government exposures under the AIRB approach. The classification of geography is based upon the country of ultimate risk. Amounts are before allowance for credit losses and risk mitigation, and after valuation adjustments related to financial guarantors and $79.0 billion of collateral held for our repurchase agreement activities.

$ millions, as at January 31, 2008

	Canada	U.S.	Europe	Other	Total

Drawn	$51,909	$9,439	$6,272	$2,052	$69,672
Undrawn commitments	19,465	2,107	267	503	22,342
Repo-style transactions	1,987	1,613	325	1,399	5,324
Other off-balance sheet	29,996	9,526	7,036	809	47,367
OTC derivatives	6,579	7,798	5,392	520	20,289

	$109,936	$30,483	$19,292	$5,283	$164,994

For retail portfolios, substantially all of the exposures under the AIRB approach are based in Canada.
Business and government exposures by industry groups
The following table provides an industry-wide breakdown of our business and government exposures under the AIRB approach. Amounts are before allowance for credit losses and risk mitigation, and after valuation adjustments related to financial guarantors and $79.0 billion of collateral held for our repurchase agreement activities.

$ millions, as at January 31, 2008

		Undrawn	Repo-style	Other off-	OTC
	Drawn	commitment	transactions	balance sheet	derivatives		Total

Commercial mortgages	$5,639	$135	$—	$—	$—		$5,774
Financial institutions	19,820	3,483	5,263	42,836	15,919	(1)	87,321
Retail	2,115	1,566	—	245	393		4,319
Business services	3,607	1,583	—	799	374		6,363
Manufacturing, capital goods	1,115	967	—	320	211		2,613
Manufacturing, consumer goods	1,113	763	—	41	61		1,978
Real estate and construction	5,800	1,635	—	743	68		8,246
Agriculture	2,632	1,231	—	48	14		3,925
Oil and gas	3,490	3,084	—	340	912		7,826
Mining	1,746	458	—	109	35		2,348
Forest products	542	279	3	83	20		927
Hardware and software	513	517	—	95	49		1,174
Telecommunications and cable	459	505	—	72	291		1,327
Publishing, printing and broadcasting	832	537	—	53	238		1,660
Transportation	762	607	—	789	79		2,237
Utilities	515	1,562	—	655	405		3,137
Education, health and social services	1,241	767	3	107	40		2,158
Governments	17,731	2,663	55	32	1,180		21,661

	$69,672	$22,342	$5,324	$47,367	$20,289		$164,994

(1)	Includes $5.3 billion of EAD with financial guarantors hedging our derivative contracts. The fair value of these derivative contracts net of the valuation adjustments was $3.0 billion.

CIBC First Quarter 2008	21

Impaired loans and allowance and provision for credit losses

	2008	2007
$ millions, as at	Jan. 31	Oct. 31

Gross impaired loans
Consumer	$536	$493
Business and government(1)	404	370

Total gross impaired loans	$940	$863

Allowance for credit losses
Consumer	$365	$359
Business and government(1)	215	194
Specific allowance	580	553
General allowance	799	890

Total allowance for credit losses	$1,379	$1,443

(1)	Includes scored small business portfolios which are managed on a pool basis under Basel II.
Gross impaired loans were up $77 million or 9% from October 31, 2007. Consumer gross impaired loans were up $43 million or 9%, whereas business and government gross impaired loans were up $34 million or 9%. Total gross impaired loans increased $16 million in Canada, $28 million in the U.S. and $33 million in other countries. The overall increase in gross impaired loans was largely attributed to residential mortgages, and the publishing, printing, and broadcasting sector.
     Allowance for credit losses was down $64 million or 4% from October 31, 2007. Specific allowance was up $27 million or 5% from the year-end, primarily due to increases in retail, business services, and the publishing, printing and broadcasting sectors. The general allowance totalled $799 million, down $91 million or 10% from the year-end, due to the reclassification of general allowance related to the undrawn credit facilities to other liabilities.
     For details on the provision for credit losses, see the “Financial performance review” section.

22	CIBC First Quarter 2008

Market risk
Market risk arises from positions in securities and derivatives held in our trading portfolios, and from our retail banking business, investment portfolios and other non-trading activities. Market risk is defined as the potential for financial loss from adverse changes in underlying market factors, including interest and foreign exchange rates, credit spreads, and equity and commodity prices.
Process and control
Market risk exposures are monitored daily against approved risk limits, and control processes are in place to monitor that only authorized activities are undertaken. We generate daily risk and limit-monitoring reports, based on the previous day’s positions. Summary market risk and limit compliance reports are produced and reviewed weekly with the Senior Executive Team, and quarterly with the RMC.
     We have risk tolerance levels, expressed in terms of both statistically based Value-at-Risk (VaR) measures and potential worst-case stress losses. We use a three-tiered approach to set market risk and stress limits on the amounts of risk that we can assume in our trading and non-trading activities, as follows:
•	Tier 1 limits are our overall market risk and worst-case scenario limits.

•	Tier 2 limits are designed to control the risk profile in each business.

•	Tier 3 limits are at the desk level and designed to monitor risk concentration and the impact of book-specific stress events.
Trading activities
We use a number of risk measures such as VaR, and stress testing and scenario analysis for measuring trading risk.
Value-at-Risk
Our VaR methodology is a statistical technique that measures the potential worst-case overnight loss within a 99% confidence level. VaR uses numerous risk factors as inputs and is computed through the use of historical volatility of each risk factor and the associated historical correlations among them, evaluated over a one-year period.
Stress testing and scenario analysis
     Our stress testing measures the effect on portfolio values of extreme market movements up to a period of one quarter. Scenarios are developed to model extreme economic events, worst-case historical experiences or potential future plausible events.
     Our core stress tests and scenario analyses are run daily, and further ad hoc analysis is carried out as required. Scenarios are reviewed and amended as necessary to ensure they remain relevant. Limits are placed on the maximum acceptable loss to the aggregate portfolio under any worst-case scenario and on the impact of stress testing at the detailed portfolio level and by asset class.
Backtesting
The backtesting process measures that actual profit and loss outcomes are consistent with the statistical assumptions of the VaR model. This process also includes the calculation of a hypothetical or static profit and loss. This represents the theoretical change in value of the prior day’s closing portfolio due to each day’s price movements, on the assumption that the contents of the portfolio remained unchanged.
Value-at-risk by risk type (trading portfolios)

	As at or for the three months ended
	Jan. 31, 2008				Oct. 31, 2007		Jan. 31, 2007
$ millions	High	Low	As at	Average	As at	Average	As at	Average

Interest rate risk	$10.9	$5.2	$10.9	$7.4	$7.2	$7.1	$8.6	$7.0
Credit spread risk	16.0	7.2	9.7	12.8	9.6	6.4	3.2	3.5
Equity risk	7.6	3.7	6.4	5.0	6.0	5.5	5.8	6.4
Foreign exchange risk	1.3	0.3	0.7	0.7	0.6	0.5	0.6	0.4
Commodity risk	1.2	0.5	0.8	0.8	1.3	1.3	1.5	1.6
Debt specific risk	13.7	7.9	8.6	10.5	10.3	9.2	n/a	n/a
Diversification effect(1)	n/m	n/m	(16.6)	(18.5)	(20.3)	(15.4)	(10.2)	(9.9)

Total risk	$21.4	$15.6	$20.5	$18.7	$14.7	$14.6	$9.5	$9.0

(1)	Aggregate VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from the effect of portfolio diversification.

n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

n/a	Not available, as we started reporting this measure only in the fourth quarter of 2007.
Total average risk was up 28% from the last quarter, primarily due to significant increases in credit spread risk as a result of the volatile market conditions. Total average risk was up more than 100% from the same quarter last year, primarily due to inclusion of debt specific risk measure in VaR in the prior quarter, as well as the higher levels of credit spread risk.

CIBC First Quarter 2008	23

Trading revenue
Trading revenue (TEB)(1) was positive for 50% of the days in the quarter. Trading losses did not exceed VaR for any day during the quarter. Average daily trading revenue (TEB)(1) was $0.5 million during the quarter. The trading revenue (TEB)(1) and VaR backtesting graph below compares the current quarter and the three previous quarters’ actual daily trading revenue (TEB)(1) with the previous day’s VaR measures. The trading revenue (TEB)(1) excludes $0.6 million related to the consolidation of variable interest entities, and $(3,298) million related to reductions in fair value of structured credit assets and counterparty credit-related valuation adjustments, which cannot be meaningfully allocated to specific days.
Backtesting of trading revenue (TEB)(1) vs. VaR

(1)	For additional information, see the “Non-GAAP measures” section on pages 45 to 46 of our 2007 Annual Accountability Report.
Non-trading activities
Market risks also arise from our retail banking business, equity investments and other non-trading activities.
Interest rate risk
Non-trading interest rate risk consists primarily of risk inherent in ALM activities and the activities of domestic and foreign subsidiaries. Interest rate risk results from differences in the maturities or repricing dates of assets and liabilities, both on- and off-balance sheet, as well as from embedded optionality in retail products. A variety of cash instruments and derivatives, principally interest rate swaps, futures and options, are used to manage and control these risks.
The following table shows the potential impact of an immediate 100 basis points increase or decrease in interest rates over the next 12 months, as adjusted for estimated prepayments:

	2008			2007			2007
$ millions, as at	Jan. 31			Oct. 31			Jan. 31
	C$	US$	Other	C$	US$	Other	C$	US$	Other

100 basis points increase in interest rates
Net income	$23	$(1)	$—	$24	$12	$(3)	$24	$(7)	$(5)
Change in present value of equity risk	101	31	36	98	21	36	153	9	20
100 basis points decrease in interest rates
Net income	$(56)	$1	$—	$(96)	$(12)	$3	$(83)	$7	$5
Change in present value of equity risk	(143)	(31)	(37)	(155)	(21)	(36)	(209)	(9)	(20)
Foreign exchange risk
     Non-trading foreign exchange risk, also referred to as structural foreign exchange risk, arises primarily from our investments in foreign operations. This risk, predominantly in U.S. dollars, is managed using derivative hedges, and by funding the investments in foreign currencies.

24	CIBC First Quarter 2008

     A 1% appreciation of the Canadian dollar would reduce our shareholders’ equity as at January 31, 2008 by approximately $30 million (October 31, 2007: by approximately $28 million).
     Our non-functional currency denominated earnings are converted into the functional currencies through spot or forward foreign exchange transactions to reduce exchange rate fluctuations on our consolidated statement of operations. Foreign functional currency earnings are translated at average monthly exchange rates as they arise.
     We hedge certain anticipated foreign currency expenses using derivatives which are accounted for as cash flow hedges. As at January 31, 2008, the net change in fair value of these hedging derivatives included in accumulated other comprehensive income amounted to a loss of $99 million (October 31, 2007: loss of $112 million). This amount will be released to income to offset the hedged currency fluctuations as the expenses are incurred.
Equity risk
Non-trading equity risk arises primarily in our merchant banking activities and comprises public and private equities, investments in limited partnerships, and equity-accounted investments.
     The following table provides the carrying and fair values of our non-trading equities, including merchant banking portfolios:

$ millions, as at		Carrying value	Fair value

Jan. 31, 2008	AFS securities	$1,540	$1,997
	Other assets(1)	262	309

		$1,802	$2,306

Oct. 31, 2007	AFS securities	$1,415	$1,921
	Other assets(1)	254	299

		$1,669	$2,220

(1)	Includes equity-accounted investments.
Liquidity risk
Liquidity risk arises from our general funding activities and in the course of managing our assets and liabilities. It is the risk of having insufficient cash resources to meet current financial obligations without raising funds at unfavourable rates or selling assets on a forced basis.
     Our liquidity risk management strategies seek to maintain sufficient liquid financial resources to continually fund our balance sheet under both normal and stressed market environments.
Process and control
Actual and anticipated inflows and outflows of funds generated from on- and off-balance sheet exposures are managed on a daily basis within specific short-term asset/liability mismatch limits by geographic location.
     Potential cash flows under various stress scenarios are modeled using balance sheet positions. On a consolidated basis, prescribed liquidity levels under a selected benchmark stress scenario are maintained for a minimum time horizon.
Risk measurement
Our liquidity measurement system provides daily liquidity risk exposure reports for independent monitoring and review by MRM. Senior management and the RMC oversee liquidity risk exposure reporting. Stress event impacts are measured through scenario analyses, designed to measure potential impact of abnormal market conditions on the liquidity risk profile. Treatment of cash flows under varying conditions is reviewed periodically to determine whether changes to customer behaviour assumptions are warranted.
Term funding sources and strategies
We source term funding in the wholesale markets from a variety of clients and geographic locations, borrowing across a range of maturities using a mix of funding instruments. Core personal deposits remain a primary source of retail funding. As at January 31, 2008, Canadian dollar deposits from individuals totalled $85.4 billion (October 31, 2007: $83.8 billion).
     Strategies for managing liquidity risk include maintaining diversified sources of wholesale term funding, asset securitization initiatives, capital and subordinated debt issuance, and maintenance of segregated pools of high quality liquid assets that can be sold or pledged as security to provide a ready source of cash.
The following table summarizes our liquid assets:

	2008	2007
$ billions, as at	Jan. 31	Oct. 31

Cash	$1.0	$1.0
Deposits with banks	17.2	12.7
Securities(1)	60.4	65.1
Securities borrowed or purchased under resale agreements	35.6	34.0

	$114.2	$112.8

(1)	Includes AFS and FVO securities with residual term to contractual maturity within one year, and trading securities.
In the course of our regular business activities, certain assets are pledged as part of collateral management, including those necessary for day-to-day clearing and settlement of payments and securities. Pledged assets as at January 31, 2008 totalled $25.2 billion (October 31, 2007: $27.7 billion).
     The recent turmoil in global capital markets has resulted in a reduction of liquidity as well as increased costs in term funding markets for all financial institutions. One factor affecting our access to unsecured funding markets is our credit ratings. In December 2007, while the major rating agencies all maintained our rating, Standard & Poor’s and Moody’s both revised their ratings outlooks from stable to negative, while Fitch and DBRS placed our ratings under review with negative implications. Despite these developments, our liquidity position remains sound.

CIBC First Quarter 2008	25

Maturity of financial liabilities
The following table provides the maturity profile of financial liabilities based upon contractual repayment obligations. Certain contractual maturity dates are subject to a defined set of management adjustments for liquidity management, which have been incorporated under structural assumptions. The table below excludes contractual cash flows related to derivative liabilities.

	Less than	3 - 12	1 - 3	3 - 5	Over	No specified
$ millions, as at January 31, 2008	3 months	months	years	years	5 years	maturity	Total

Liabilities
Deposits	$150,745	$54,265	$21,018	$8,986	$4,962	$—	$239,976
Acceptances	8,016	511	—	—	—	—	8,527
Obligations related to securities sold short	74	437	1,630	1,478	2,778	3,680	10,077
Obligations related to securities lent or sold under repurchase agreements	29,172	183	—	—	—	—	29,355
Other liabilities	595	2	2,407	—	—	9,881	12,885
Subordinated indebtedness	89	—	—	—	5,313	—	5,402
Preferred share liabilities	600	—	—	—	—	—	600
Structural assumptions	(114,047)	(35,225)	—	—	154,064	(4,792)	—

	$75,244	$20,173	$25,055	$10,464	$167,117	$8,769	$306,822

Maturity of credit and liquidity commitments
The following table provides the contractual maturity of notional amounts of credit, guarantee and liquidity commitments. Contractual amounts represent the amounts at risk should contracts be fully drawn upon and clients default. Since a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements.

	Contract amounts expiration per period
	Less than	1-3	3-5	Over
$ millions, as at January 31, 2008	1 year	years	years	5 years	Total

Unutilized credit commitments(1)	27,939	1,767	8,020	1,443	39,169
Backstop liquidity facilities	14,810	—	—	—	14,810
Standby and performance letters of credit	5,229	354	405	435	6,423
Documentary and commercial letters of credit	254	—	—	2	256

	$48,232	$2,121	$8,425	$1,880	$60,658

(1)	Excludes personal lines of credit and credit card lines, which are revocable at our discretion at any time.
Contractual obligations
Details on our contractual obligations are provided on page 71 of the 2007 Annual Accountability Report. There were no significant changes to contractual obligations that were not in the ordinary course of our business.

26	CIBC First Quarter 2008

Operational risk
Operational risk is the loss resulting from inadequate or failed internal processes, systems, or from human error or external events.
Process and control
Each line of business has responsibility for the day-to-day management of operational risk. Infrastructure and governance groups maintain risk and control self-assessment processes. We maintain a corporate insurance program to provide additional protection from loss and a global business continuity management program to mitigate business continuity risks in the event of a disaster.
Risk measurement
Effective November 1, 2007, under Basel II, we use the AMA to calculate operational risk regulatory capital. Our operational risk measurement methodology for economic capital purposes attributes operational risk capital to expected and unexpected losses arising from the following loss event types:
•	Legal liability (with respect to third parties, clients and employees);

•	Client restitution;

•	Regulatory compliance and taxation violations;

•	Loss or damage to assets;

•	Transaction processing errors; and

•	Theft, fraud and unauthorized activities.
Operational risk capital is calculated using a loss distribution approach with the input parameters based on either actual internal loss experience where a statistically significant amount of internal historical data is available, or applying a loss scenario approach based on the available internal/external loss data and management expertise.
     In addition to the capital attributed as described above, adjustments are made for internal control issues and risks that are not included in the original operational risk profile.
     Under AMA, we are allowed to recognize the risk mitigating impact of insurance in the measures of operational risk used for regulatory minimum capital requirements. Although our current insurance policy is tailored to provide earnings protection from potential high-severity losses, we currently do not take any capital relief as a result of our insurance program.
Reputation and legal risk
CIBC’s reputation and financial soundness are of fundamental importance to CIBC, its customers, shareholders and employees.
     Reputation risk is the potential for negative publicity regarding CIBC’s business conduct or practices which, whether true or not, could significantly harm our reputation as a leading financial institution, or could materially and adversely affect our business, operations or financial condition.
     Legal risk is the potential for civil litigation or criminal or regulatory proceedings being commenced against CIBC that, once decided, could materially and adversely affect our business, operations or financial condition.
     The RMC provides oversight of the management of reputation and legal risk. The identification, consideration and management of potential reputation and legal risk is a key responsibility of CIBC and all of its employees.
     Our “Global Reputation and Legal Risks Policy” sets standards for safeguarding our reputation and minimizing exposure to our reputation and legal risk. The policy is supplemented by business specific procedures for identifying and escalating transactions that could pose material reputation risk and/or legal risk. The Reputation and Legal Risk Committee reviews all transactions brought before it to assess whether CIBC is exposing itself to any undue reputation and legal risk.
Regulatory risk
Regulatory risk is the risk of non-compliance with regulatory requirements. Non-compliance with these requirements may lead to regulatory sanctions and harm to our reputation.
     Our regulatory compliance philosophy is to manage regulatory risk through, among other things, the integration of controls within the business and infrastructure groups. The foundation of this approach is a legislative compliance management (LCM) framework. The LCM framework maps regulatory requirements to internal policies, procedures and controls that govern regulatory compliance.
     Our compliance department is responsible for the development and maintenance of a regulatory compliance program, including oversight of the LCM framework. The department is independent of business management, has the authority to communicate directly to the Audit Committee, and reports to that committee on a quarterly basis.
     Primary responsibility for compliance with all applicable regulatory requirements rests with senior management of the business and infrastructure groups, and extends to all employees. The compliance department’s activities support those groups, with particular emphasis on those regulatory requirements that govern the relationship between CIBC and its clients and those requirements that help protect the integrity of the capital markets. Specific activities that assist the business and infrastructure groups include communication of regulatory requirements, advice, training, testing and monitoring, and reporting and escalation of control deficiencies and regulatory risks.

CIBC First Quarter 2008	27

ACCOUNTING AND CONTROL MATTERS
Critical accounting policies and estimates
A summary of significant accounting policies is presented in Note 1 to the 2007 consolidated financial statements.
     Certain accounting policies of CIBC are critical to understanding the results of operations and financial condition of CIBC. These critical accounting policies require management to make certain judgments and estimates, some of which may relate to matters that are uncertain. For a description of the judgments and estimates involved in the application of critical accounting policies and assumptions made for pension and other benefit plans, see pages 74 to 77 of the 2007 Annual Accountability Report.
     During the quarter, we changed our methodology employed for establishing valuation adjustments against our counterparty credit exposures related to financial guarantors (excluding that for ACA) to take into account market observed credit spreads. See “Overview” section for additional details.
Changes in accounting policy
Leveraged leases
Effective November 1, 2007, we adopted the amended CICA Emerging Issues Committee Abstract (EIC 46), “Leveraged Leases”, which was based upon the Financial Accounting Standards Board (FASB) Staff Position (FSP) FAS 13-2, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction”.
     The EIC requires that a change in the estimated timing of the cash flows relating to income taxes results in a recalculation of the timing of income recognition from the leveraged lease. The adoption resulted in a $66 million charge to opening retained earnings as at November 1, 2007. An amount approximating this non-cash charge will be recognized into income over the remaining lease terms using the effective interest rate method.
Capital disclosures
Effective November 1, 2007, we adopted the CICA handbook section 1535, “Capital Disclosures,” which requires an entity to disclose its objectives, policies and processes for managing capital as well as disclosure of summary quantitative information about what an entity manages as capital.
Financial instruments
Effective November 1, 2007, we adopted the CICA handbook sections 3862 “Financial Instruments - Disclosures” and 3863 “Financial Instruments — Presentation”.
     These sections replace CICA handbook section 3861 “Financial Instruments — Disclosure and Presentation”, and enhance disclosure requirements on the nature and extent of risks arising from financial instruments and how the entity manages those risks.
Controls and procedures
Disclosure controls and procedures
CIBC’s management, with the participation of the Chief Executive Officer, Chief Financial Officer and Chief Risk Officer, has evaluated the effectiveness, as at January 31, 2008, of CIBC’s disclosure controls and procedures (as defined in the rules of the SEC and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures are effective.
Changes in internal control over financial reporting
There have been no changes in CIBC’s internal control over financial reporting during the quarter ended January 31, 2008 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

28	CIBC First Quarter 2008

CIBC Interim Consolidated Financial Statements
CONSOLIDATED BALANCE SHEET

	2008	2007
Unaudited, $ millions, as at	Jan. 31	Oct. 31

ASSETS
Cash and non-interest-bearing deposits with banks	$1,673	$1,457

Interest-bearing deposits with banks	16,520	12,290

Securities
Trading	58,365	58,779
Available-for-sale (AFS)	8,589	17,430
Designated at fair value (FVO)	14,264	10,291

	81,218	86,500

Securities borrowed or purchased under resale agreements	35,625	34,020

Loans
Residential mortgages	90,572	91,664
Personal	29,539	29,213
Credit card	9,395	9,121
Business and government	34,436	34,099
Allowance for credit losses (Note 4)	(1,379)	(1,443)

	162,563	162,654

Other
Derivative instruments	23,395	24,075
Customers’ liability under acceptances	8,527	8,024
Land, buildings and equipment	2,001	1,978
Goodwill	1,911	1,847
Other intangible assets	414	406
Other assets	13,887	8,927

	50,135	45,257

	$347,734	$342,178

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits
Personal	$93,883	$91,772
Business and government	131,000	125,878
Bank	15,093	14,022

	239,976	231,672

Other
Derivative instruments	26,109	26,688
Acceptances	8,527	8,249
Obligations related to securities sold short	10,077	13,137
Obligations related to securities lent or sold under repurchase agreements	29,355	28,944
Other liabilities	12,728	13,728

	86,796	90,746

Subordinated indebtedness	5,402	5,526

Preferred share liabilities	600	600

Non-controlling interests	157	145

Shareholders’ equity
Preferred shares	2,331	2,331
Common shares	6,049	3,133
Treasury shares	12	4
Contributed surplus	86	96
Retained earnings	7,174	9,017
Accumulated other comprehensive income (AOCI)	(849)	(1,092)

	14,803	13,489

	$347,734	$342,178

The accompanying notes and shaded sections in “MD&A — Management of risk” on pages 17 to 27 are an integral part of these consolidated financial statements.

CIBC First Quarter 2008	29

CONSOLIDATED STATEMENT OF OPERATIONS

		For the three months ended
		2008	2007	2007
Unaudited, $ millions		Jan. 31	Oct. 31	Jan. 31

Interest income
Loans		$2,582	$2,583	$2,304
Securities borrowed or purchased under resale agreements		529	564	472
Securities		664	869	762
Deposits with banks		230	222	173

		4,005	4,238	3,711

Interest expense
Deposits		2,208	2,216	1,903
Other liabilities		563	697	665
Subordinated indebtedness		72	77	76
Preferred share liabilities		8	8	8

		2,851	2,998	2,652

Net interest income		1,154	1,240	1,059

Non-interest income
Underwriting and advisory fees		176	190	185
Deposit and payment fees		195	200	193
Credit fees		60	59	69
Card fees		77	72	70
Investment management and custodial fees		136	139	130
Mutual fund fees		212	218	212
Insurance fees, net of claims		58	59	58
Commissions on securities transactions		170	196	229
Trading revenue (Note 8)		(3,127)	(378)	375
AFS securities (losses) gains, net		(49)	133	132
FVO revenue		(29)	9	43
Income from securitized assets		144	103	129
Foreign exchange other than trading		132	100	84
Other		170	606	123

		(1,675)	1,706	2,032

Total revenue		(521)	2,946	3,091

Provision for credit losses (Note 4)		172	132	143

Non-interest expenses
Employee compensation and benefits		994	1,006	1,160
Occupancy costs		145	148	150
Computer and office equipment		262	283	263
Communications		74	81	71
Advertising and business development		53	71	50
Professional fees		51	51	39
Business and capital taxes		25	37	35
Other		157	197	175

		1,761	1,874	1,943

(Loss) income before income taxes and non-controlling interests		(2,454)	940	1,005
Income tax (benefit) expense		(1,002)	45	231

		(1,452)	895	774
Non-controlling interests		4	11	4

Net (loss) income		$(1,456)	$884	$770

(Loss) earnings per share (in dollars) (Note 10)	-Basic	$(4.39)	$2.55	$2.13
	-Diluted	$(4.39)	$2.53	$2.11
Dividends per common share (in dollars)		$0.87	$0.87	$0.70

The accompanying notes and shaded sections in “MD&A — Management of risk” on pages 17 to 27 are an integral part of these consolidated financial statements.

30	CIBC First Quarter 2008

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	For the three months ended
	2008		2007	2007
Unaudited, $ millions	Jan. 31		Oct. 31	Jan. 31

Preferred shares
Balance at beginning of period	$2,331		$2,331	$2,381
Issue of preferred shares	—		—	450
Redemption of preferred shares	—		—	(400)

Balance at end of period	$2,331		$2,331	$2,431

Common shares
Balance at beginning of period	$3,133		$3,121	$3,064
Issue of common shares (Note 7)	2,948		12	50
Issuance costs, net of related income taxes	(32)		—	—

Balance at end of period	$6,049		$3,133	$3,114

Treasury shares
Balance at beginning of period	$4		$(11)	$(19)
Purchases	(2,959)		(1,456)	(1,356)
Sales	2,967		1,471	1,374

Balance at end of period	$12		$4	$(1)

Contributed surplus
Balance at beginning of period	$96		$85	$70
Stock option expense	3		(1)	2
Stock options exercised	(1)		(1)	(4)
Net (discount) premium on treasury shares and other	(12)		13	6

Balance at end of period	$86		$96	$74

Retained earnings
Balance at beginning of period, as previously reported	$9,017		$8,450	$7,268
Adjustment for change in accounting policies	(66	) (1)	—	(50	) (2)

Balance at beginning of period, as restated	8,951		8,450	7,218
Net (loss) income	(1,456)		884	770
Dividends
Preferred	(30)		(30)	(38)
Common	(291)		(292)	(235)
Premium on redemption of preferred shares (classified as equity)	—		—	(16)
Other	—		5	(6)

Balance at end of period	$7,174		$9,017	$7,693

AOCI, net of tax
Balance at beginning of period	$(1,092)		$(587)	$(442)
Adjustment for change in accounting policies(2)	—		—	123
Other comprehensive income (loss) (OCI)	243		(505)	175

Balance at end of period	$(849)		$(1,092)	$(144)

Retained earnings and AOCI	$6,325		$7,925	$7,549

Shareholders’ equity at end of period	$14,803		$13,489	$13,167

1)	Represents the impact of adopting the amended Canadian Institute of Chartered Accountants Emerging Issues Committee Abstract 46, “Leveraged Leases”. See Note 1 for additional details.

(2)	Represents the transitional adjustment on adoption of the CICA handbook sections 1530, 3251, 3855, and 3865.
The accompanying notes and shaded sections in “MD&A — Management of risk” on pages 17 to 27 are an integral part of these consolidated financial statements.

CIBC First Quarter 2008	31

CONSOLIDATED STATEMENT OF COMPREHENSIVE (LOSS) INCOME

	For the three months ended
	2008		2007	2007
Unaudited, $ millions	Jan. 31		Oct. 31	Jan. 31

Net (loss) income	$(1,456)		$884	$770

OCI, net of tax
Foreign currency translation adjustments
Net gains (losses) on investment in self-sustaining foreign operations	973	(1	,921)	805
Net (losses) gains on hedges of foreign currency translation adjustments	(746)		1,493	(603)

	227		(428)	202

Net change in AFS securities
Net unrealized (losses) gains on AFS securities	(21)		54	(43)
Transfer of net losses (gains) to net income	106		(35)	(28)

	85		19	(71)

Net change in cash flow hedges
Net (losses) gains on derivatives designated as cash flow hedges	(36)		(120)	73
Net (gains) losses on derivatives designated as cash flow hedges transferred to net income	(33)		24	(29)

	(69)		(96)	44

Total OCI(1)	243		(505)	175

Comprehensive (loss) income	$(1,213)		$379	$945

(1)	Includes non-controlling interest of nil (October 31, 2007: nil; January 31, 2007: $1 million).
INCOME TAX (EXPENSE) BENEFIT ALLOCATED TO EACH COMPONENT OF OCI

	For the three months ended
	2008	2007	2007
Unaudited, $ millions	Jan. 31	Oct. 31	Jan. 31

Foreign currency translation adjustments
Changes on investment in self-sustaining foreign operations	$(3)	$4	$(10)
Changes on hedges of foreign currency translation adjustments	374	(736)	313
Net change in AFS securities
Net unrealized losses (gains) on AFS securities	15	(34)	29
Transfer of net (losses) gains to net income	(89)	15	16
Net change in cash flow hedges
Changes on derivatives designated as cash flow hedges	20	65	(39)
Changes on derivatives designated as cash flow hedges transferred to net income	18	(12)	15

	$335	$(698)	$324

The accompanying notes and shaded sections in “MD&A — Management of risk” on pages 17 to 27 are an integral part of these consolidated financial statements.

32	CIBC First Quarter 2008

CONSOLIDATED STATEMENT OF CASH FLOWS

	For the three months ended
	2008	2007	2007
Unaudited, $ millions	Jan. 31	Oct. 31	Jan. 31

Cash flows provided by (used in) operating activities
Net (loss) income	$(1,456)	$884	$770
Adjustments to reconcile net (loss) income to cash flows provided by (used in) operating activities:	ies:
Provision for credit losses	172	132	143
Amortization of buildings, furniture, equipment and leasehold improvements	52	50	53
Amortization of other intangible assets	10	11	5
Stock-based compensation	(19)	7	18
Future income taxes	(53)	141	63
AFS securities losses (gains), net	49	(133)	(132)
Losses (gains) on disposal of land, buildings and equipment	—	1	—
Other non-cash items, net	66	(158)	50
Changes in operating assets and liabilities
Accrued interest receivable	104	(51)	(106)
Accrued interest payable	(24)	16	(474)
Amounts receivable on derivative contracts	663	(3,787)	(404)
Amounts payable on derivative contracts	(954)	7,262	(958)
Net change in trading securities	414	4,673	(4,238)
Net change in FVO securities	(3,973)	(2,663)	(629)
Net change in other FVO financial instruments	(581)	(2,192)	187
Current income taxes	(1,794)	(145)	(377)
Other, net	(3,779)	150	(1,742)

	(11,103)	4,198	(7,771)

Cash flows provided by (used in) financing activities
Deposits, net of withdrawals	8,844	4,371	5,554
Obligations related to securities sold short	(3,076)	(868)	(69)
Net obligations related to securities lent or sold under repurchase agreements	411	(5,100)	(1,178)
Redemption of subordinated indebtedness	(250)	(537)	—
Issue of preferred shares	—	—	450
Redemption of preferred shares	—	—	(416)
Issue of common shares, net	2,916	12	50
Net proceeds from treasury shares (purchased) sold	8	15	18
Dividends	(321)	(322)	(273)
Other, net	(445)	130	353

	8,087	(2,299)	4,489

Cash flows provided by (used in) investing activities
Interest-bearing deposits with banks	(4,230)	3,316	(2,494)
Loans, net of repayments	(2,047)	(4,483)	1,295
Proceeds from securitizations	2,250	1,493	2,537
Purchase of AFS securities	(1,924)	(5,149)	(1,787)
Proceeds from sale of AFS securities	5,870	1,258	1,462
Proceeds from maturity of AFS securities	4,941	790	2,396
Net securities borrowed or purchased under resale agreements	(1,605)	1,064	1,464
Net cash used in acquisition(1)	—	—	(778)
Purchase of land, buildings and equipment	(43)	(14)	(233)
Proceeds from disposal of land, buildings and equipment	—	1	—

	3,212	(1,724)	3,862

Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	20	(55)	41

Net increase (decrease) in cash and non-interest-bearing deposits with banks during period	216	120	621
Cash and non-interest-bearing deposits with banks at beginning of period	1,457	1,337	1,317

Cash and non-interest-bearing deposits with banks at end of period	$1,673	$1,457	$1,938

Cash interest paid	$2,875	$2,982	$3,126
Cash income taxes paid	$846	$49	$545

(1)	Related to the acquisition of FirstCaribbean International Bank.
The accompanying notes and shaded sections in “MD&A — Management of risk” on pages 17 to 27 are an integral part of these consolidated financial statements.

CIBC First Quarter 2008	33

Notes To The Interim Consolidated Financial Statements (Unaudited)
The unaudited interim consolidated financial statements of Canadian Imperial Bank of Commerce and its subsidiaries (CIBC) have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). These financial statements follow the same accounting policies and their methods of application as CIBC’s consolidated financial statements for the year ended October 31, 2007, except as noted below. CIBC’s interim consolidated financial statements do not include all disclosures required by Canadian GAAP for annual financial statements and, accordingly, should be read in conjunction with the consolidated financial statements for the year ended October 31, 2007, as set out on pages 84 to 137 of the 2007 Annual Accountability Report.
1. Change in accounting policy
Leveraged leases
Effective November 1, 2007, we adopted the amended Canadian Institute of Chartered Accountants (CICA) Emerging Issues Committee Abstract (EIC 46), “Leveraged Leases”, which was based upon the Financial Accounting Standards Board Staff Position (FSP) FAS 13-2, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction”. The EIC requires that a change in the estimated timing of the cash flows relating to income taxes results in a recalculation of the timing of income recognition from the leveraged lease.
     The adoption of this guidance resulted in a $66 million charge to opening retained earnings as at November 1, 2007. An amount approximating this non-cash charge will be recognized into income over the remaining lease terms using the effective interest rate method.
Capital disclosures
Effective November 1, 2007, we adopted the CICA handbook section 1535, “Capital Disclosures”, which requires an entity to disclose its objectives, policies, and processes for managing capital. These were provided in Note 17 of the 2007 consolidated financial statements, and are unchanged from the prior year. In addition, the section requires disclosure of summary quantitative information about what an entity manages as capital. See Note 7 for additional details.
Financial instruments
Effective November 1, 2007, we adopted the CICA handbook sections 3862 “Financial Instruments - Disclosures” and 3863 “Financial Instruments — Presentation”.
     These sections replace CICA handbook section 3861 “Financial Instruments — Disclosure and Presentation”, and enhance disclosure requirements on the nature and extent of risks arising from financial instruments and how the entity manages those risks. See Note 13 for additional details.
2. Sale of some of our U.S. businesses
Effective January 1, 2008, we sold our U.S. based investment banking, leveraged finance, equities and related debt capital markets businesses and our Israeli investment banking and equities businesses (the “transferred businesses”) to Oppenheimer Holdings Inc. (Oppenheimer). The sale of certain other U.S. capital markets related businesses located in the U.K. and Asia to Oppenheimer is expected to close in the second quarter of 2008. In consideration, Oppenheimer provided us warrants for one million shares exercisable at the end of five years, and will pay us a minimum deferred purchase price of US$25 million at the end of five years based on the earnings of the transferred businesses. We provided indemnities in respect of certain costs that Oppenheimer may incur in integrating the transferred businesses.
     We wrote-off the goodwill associated with the transferred businesses, impaired certain leasehold improvement and computer and software fixed assets, and recorded liabilities with respect to certain contracts that are no longer required as part of our continuing operations. In addition, we accelerated the recognition of the cost of certain restricted share awards (RSAs) granted to employees that were transferred to Oppenheimer.
     As a result, we recorded a net pre-tax loss of $70 million in January 2008 in other non-interest income. We also recorded an impairment charge of $10 million in other non-interest expenses related to the decision to relocate most of our remaining U.S. personnel.
     CIBC RSAs held by employees transferred to Oppenheimer will continue to vest in accordance with their original terms. To support this compensation arrangement, Oppenheimer will reimburse CIBC for the cost of these RSAs to the extent they vest, at which time we will record the reimbursements in other non-interest income.
     Pursuant to the sale agreement, CIBC invested in a US$100 million subordinated debenture issued by Oppenheimer and is providing certain credit facilities to Oppenheimer and its investment banking clients to facilitate Oppenheimer’s business, with each loan subject to approval by CIBC’s credit committee.
     Excluding the losses noted above, the transferred businesses contributed the following to our results for the two months ended December 31, 2007:

2007
$ millions, for the two months ended	Dec. 31

Net interest income	$1
Non-interest income	58

Total revenue	59
Non-interest expenses	48

Income before taxes and non-controlling interests	11
Income taxes	6

Net income	$5

34	CIBC First Quarter 2008

3. Past due loans but not impaired
Past due loans are loans where repayment of principal or payment of interest is contractually in arrears. The following table provides an ageing analysis of the past due loans. Consumer overdraft balances past due less than 30 days have been excluded from the table below as the information is currently indeterminable.

	Less than	31 to	Over
$ millions, as at January 31, 2008	30 days	90 days	90 days	Total

Residential mortgages	$1,333	$597	$150	$2,080
Personal	530	140	45	715
Credit card	422	117	71	610
Business and government	353	212	24	589

	$2,072	$1,066	$290	$3,428

4. Allowance for credit losses

$ millions, for the three months ended	Jan. 31, 2008			Oct. 31, 2007			Jan. 31, 2007
	Specific	General	Total	Specific	General	Total	Specific	General	Total
	allowance	allowance	allowance	allowance	allowance	allowance	allowance	allowance	allowance

Balance at beginning of period	$553	$890	$1,443	$608	$892	$1,500	$544	$900	$1,444
Provision for (reversal of) credit losses	171	1	172	134	(2)	132	143	—	143
Write-offs	(187)	—	(187)	(215)	—	(215)	(224)	—	(224)
Recoveries	31	—	31	43	—	43	53	—	53
Transfer from general to specific (1)	2	(2)	—	—	—	—	3	(3)	—
Other(2)	10	—	10	(17)	—	(17)	117	23	140

Balance at end of period	$580	$889	$1,469	$553	$890	$1,443	$636	$920	$1,556

Comprises:
Loans	$580	$799	$1,379	$553	$890	$1,443	$634	$920	$1,554
Undrawn credit facilities (3)	—	90	90	—	—	—	—	—	—
Letters of credit(4)	—	—	—	—	—	—	2	—	2

(1)	Related to student loan portfolio.

(2)	First quarter of 2007 includes $117 million in specific allowance and $23 million in general allowance related to the acquisition of FirstCaribbean International Bank.

(3)	Beginning in the first quarter of 2008, allowance on undrawn credit facilities is included in other liabilities. Prior to 2008, it was included in allowance for credit losses.

(4)	Included in other liabilities.
5. Securitizations and variable interest entities
Securitizations (residential mortgages)

	For the three months ended
	2008	2007	2007
$ millions	Jan. 31	Oct. 31	Jan. 31

Securitized	$6,308	$4,719	$3,850
Sold	2,272	1,510	2,549
Net cash proceeds	2,250	1,493	2,537
Retained interests	48	25	33
Gain on sale, net of transaction costs	14	4	10

Retained interest assumptions (%)
Weighted-average remaining life (in years)	3.7	3.8	3.3
Prepayment/payment rate	11.0 - 36.0	11.0 - 39.0	11.0 - 39.0
Discount rate	3.8 - 4.6	4.6 - 4.9	4.1- 4.3
Expected credit losses	0.0 - 0.1	0.0 - 0.1	0.0 - 0.1

Variable interest entities (VIEs)
As discussed in Note 6 to our 2007 consolidated financial statements, we have interests in certain VIEs that are not considered significant because our interests are hedged with other counterparties.
Under certain total return swap credit derivative arrangements with these VIEs held in our trading book, we can be called upon to purchase the underlying reference assets at par with the simultaneous termination of the credit derivatives. Pursuant to these arrangements, during the quarter, we purchased certain reference assets at a par amount of $4.8 billion from two third-party structured vehicles in consideration for the termination of the related total return swaps. The reference assets purchased were categorized as trading securities on our consolidated balance sheet and continue to be hedged. We may also be called upon to purchase additional reference assets at a par amount of $2.0 billion covered by the remaining total return swaps with the third-party structured vehicles.

CIBC Third Quarter 2007	35

     We continue to support our sponsored conduits from time to time through the purchase of commercial paper issued by these conduits. As at January 31, 2008, our direct investment in commercial paper issued by our sponsored conduits was $1.0 billion. We were not considered to be the primary beneficiary of any of these conduits.
6. Subordinated indebtedness
On January 21, 2008, in accordance with their terms, we redeemed all $250 million of our 4.75% Debentures (subordinated indebtedness) due January 21, 2013, for their outstanding principal amount, plus unpaid interest accrued to the redemption date.
     Subsequent to the quarter-end, on February 26, 2008, we redeemed all $89 million of our 5.89% Debentures (subordinated indebtedness) due February 26, 2013, for their outstanding principal amount, plus unpaid interest accrued to the redemption date.
7. Share capital
Regulatory capital and ratios
Commencing November 1, 2007, our regulatory capital requirements are based on the Basel II framework. Refer to “Management of risk” section of the MD&A for additional details on Basel II.
     Bank for International Settlements standards require that banks maintain minimum Tier 1 and Total capital ratios of 4% and 8%, respectively. The Office of the Superintendent of Financial Institutions has established that Canadian deposit-taking financial institutions maintain Tier 1 and Total capital ratios of at least 7% and 10%, respectively. During the quarter, we have complied with these regulatory capital requirements.
     As at January 31, 2008, Tier 1 capital comprised common shares excluding short trading positions in our own shares, retained earnings, preferred shares, non-controlling interests, contributed surplus, and foreign currency translation adjustments. Goodwill and gains on sale upon securitization were deducted from Tier 1 capital. Tier 2 capital comprised subordinated debt and eligible general allowance. Commencing November 1, 2007, the investment in insurance subsidiaries and pre-2007 substantial investments were deducted from Tier 2 capital. Both Tier 1 and Tier 2 capital were subject to certain other deductions on a 50/50 basis.
     Our capital ratios and assets-to-capital multiple are presented in the following table. The information as at January 31, 2008 is based on Basel II requirements and information for October 31, 2007 is based upon Basel I requirements, and hence the information is not comparable.
Common shares
During the quarter, we issued 45.3 million common shares for net cash proceeds of $2.9 billion, after issuance costs, net of tax, of $32 million. We also issued 0.2 million common shares for $11 million, pursuant to stock option plans.

	Basel II	Basel I
	basis	basis

	2008	2007
$ millions, as at	Jan. 31	Oct. 31

Tier 1 capital	$13,426	$12,379
Total regulatory capital	17,845	17,758
Risk-weighted assets	117,408	127,424
Tier 1 capital ratio	11.4%	9.7%
Total capital ratio	15.2%	13.9%
Assets-to-capital multiple	19.0x	19.0x
8. Hedged U.S. residential mortgage market (USRMM) exposure and financial guarantors
We have derivative contracts with ACA Financial Guaranty Corp. (ACA) to hedge our exposure on various reference assets, including collateralized debt obligations and other positions related to the USRMM. During the quarter, we recorded a charge of US$2.30 billion ($2.28 billion) on the hedging contracts provided by ACA (including US$30 million ($30 million) against contracts unrelated to USRMM unwound during the quarter) as a result of its downgrade to non-investment grade.
     The amount of the charge is based on the estimated fair value of the ACA derivative contracts, which in turn is based on market value of the underlying reference assets. The total amount of the notional exposure from the derivative liabilities subject to the hedges with ACA was US$3.5 billion ($3.5 billion) all of which related to the USRMM. Further charges could result depending on the performance of both the underlying assets and ACA.
     The notional amount of the remaining derivative contracts with counterparties hedging our USRMM exposures was US$5.0 billion ($5.1 billion), with a fair value of US$2.8 billion ($2.8 billion), of which all but US$591 million ($593 million) notional and US$182 million ($183 million) fair value was with financial guarantors.
     In addition, we have derivative contracts with financial guarantors where the underlying assets are unrelated to USRMM. As at January 31, 2008, the fair value of these derivative contracts amounted to US$885 million ($888 million).
     During the quarter, we recorded a charge of US$624 million ($626 million) against our exposure to financial guarantors to increase our valuation adjustments to US$648 million ($650 million) as at January 31, 2008. The methodology employed to establish these valuation adjustments (excluding that for ACA) was changed in the first quarter to take into account market observed credit spreads. Market and economic conditions relating to these counterparties may change in the future, which could result in significant future losses.

36	CIBC First Quarter 2008

     Mitigating our exposure to these financial guarantors are credit hedges with a notional amount of US$525 million ($527 million) and a fair value of US$63 million ($63 million) as at January 31, 2008. During the quarter, we recognized a gain of US$42 million ($43 million) on these hedges.
     We believe that we have made appropriate fair value adjustments to date. The establishment of fair value adjustments involve estimates that are based on accounting processes and judgments by management. We evaluate the adequacy of the fair value adjustments on an ongoing basis. The levels of fair value adjustments could be changed as events warrant.
9. Employee future benefit expenses

	For the three months ended
	2008	2007	2007
$ millions	Jan. 31	Oct. 31	Jan. 31

Defined benefit plans
Pension benefit plans	$38	$45	$48
Other benefit plans	8	10	8

	$46	$55	$56

Defined contribution plans
CIBC’s pension plans	$4	$8	$4
Government pension plans(1)	21	13	22

	$25	$21	$26

(1) Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.
10. (Loss) earnings per share (EPS)

			For the three months ended
	2008	2007	2007
$ millions, except per share amounts	Jan. 31	Oct. 31	Jan. 31

Basic EPS
Net (loss) income	$(1,456)	$884	$770
Preferred share dividends and premiums	(30)	(30)	(54)

Net (loss) income applicable to common shares	$(1,486)	$854	$716

Weighted-average common shares outstanding (thousands)	338,732	334,849	336,486

Basic EPS	$(4.39)	$2.55	$2.13

Diluted EPS
Net (loss) income applicable to common shares	$(1,486)	$854	$716

Weighted-average common shares outstanding (thousands)	338,732	334,849	336,486
Add: stock options potentially exercisable(1) (thousands)	2,079	3,078	3,456

Weighted-average diluted common shares outstanding(2) (thousands)	340,811	337,927	339,942

Diluted EPS(3)	$(4.39)	$2.53	$2.11

(1)	Excludes average options outstanding of 850,531 with a weighted-average exercise price of $87.69; average options outstanding of 4,553 with a weighted-average exercise price of $102.22; and average options outstanding of 3,249 with a weighted-average exercise price of $98.30 for the three months ended January 31, 2008, October 31, 2007, and January 31, 2007, respectively, as the options’ exercise prices were greater than the average market price of CIBC’s common shares.
(2)	Convertible preferred shares/preferred share liabilities have not been included in the calculation since we have the right to redeem them for cash prior to the conversion date.
(3)	In case of a loss, the effect of stock options potentially exercisable on diluted EPS will be anti-dilutive; therefore basic and diluted EPS will be the same.

CIBC First Quarter 2008	37

11. Guarantees

			2008		2007
$ millions, as at			Jan. 31		Oct. 31
	Maximum			Maximum
	potential		Carrying	potential	Carrying
	future payment	(1)	amount	future payment(1)	amount

Securities lending with indemnification(2)	$41,645		$—	$43,287	$—
Standby and performance letters of credit	6,422		13	6,353	13
Credit derivatives written options	67,031		6,171	67,283	3,971
Other derivative written options(3)	(4)		4,409	(4)	5,612
Other indemnification agreements	(4)		—	(4)	—

(1)	The total collateral available relating to these guarantees was $51.2 billion (October 31, 2007: $53.7 billion).
(2)	Comprises the full contract amount of custodial client securities lent by CIBC Mellon Global Securities Services Company, which is a 50/50 joint venture between CIBC and The Bank of New York Mellon.
(3)	Includes $769 million (October 31, 2007: $631 million) related to total return swaps (TRS). For TRS with notional amount of approximately $2.0 billion (October 31, 2007: $6.5 billion) and a fair value liability of approximately $654 million (October 31, 2007: fair value liability of $470 million), we can be called upon to purchase the reference assets at par with the simultaneous termination of the swap contracts.
(4)	See narrative on page 127 of the 2007 consolidated financial statements for further information.
12. Segmented information
CIBC has two strategic business lines: CIBC Retail Markets and CIBC World Markets. These business lines are supported by five functional groups — Administration, Technology and Operations; Corporate Development; Finance; Legal and Regulatory Compliance; and Treasury and Risk Management. The activities of these functional groups are included within Corporate and Other, with their revenue, expenses and balance sheet resources generally being allocated to the business lines.
     During the quarter: (a) We moved commercial banking from CIBC World Markets to CIBC Retail Markets. Prior period information was restated; (b) We allocated the general allowance for credit losses between the strategic business lines (CIBC Retail Markets and CIBC World Markets). Prior to 2008, the general allowance (excluding FirstCaribbean International Bank) was included within Corporate and Other. Prior period information was not restated; and (c) We reclassified the allowance for credit losses related to the undrawn credit facilities to other liabilities. Prior to 2008, it was included in allowance for credit losses. Prior period information was not restated.

38	CIBC First Quarter 2008

		CIBC	CIBC
		Retail	World	Corporate	CIBC
$ millions, for the three months ended		Markets	Markets	and Other	Total
Jan. 31, 2008	Net interest income (expense)	$1,259	$(164)	$59	$1,154
	Non-interest income	1,111	(2,793)	7	(1,675)
	Intersegment revenue(1)	1	—	(1)	—

	Total revenue	2,371	(2,957)	65	(521)
	Provision for credit losses	155	17	—	172
	Amortization(2)	28	5	29	62
	Other non-interest expenses	1,325	346	28	1,699

	Income (loss) before income taxes and non-controlling interests	863	(3,325)	8	(2,454)
	Income tax expense (benefit)	202	(1,166)	(38)	(1,002)
	Non-controlling interests	4	—	—	4

	Net income (loss)	$657	$(2,159)	$46	$(1,456)

	Average assets(3)	$235,279	$108,082	$1,167	$344,528

Oct. 31, 2007	Net interest income (expense)	$1,246	$(84)	$78	$1,240
	Non-interest income	1,546	89	71	1,706
	Intersegment revenue(1)	2	—	(2)	—

	Total revenue	2,794	5	147	2,946
	Provision for (reversal of) credit losses	150	(18)	—	132
	Amortization(2)	29	4	28	61
	Other non-interest expenses	1,373	353	87	1,813

	Income (loss) before income taxes and non-controlling interests	1,242	(334)	32	940
	Income tax expense (benefit)	271	(222)	(4)	45
	Non-controlling interests	11	—	—	11

	Net income (loss)	$960	$(112)	$36	$884

	Average assets(3)	$234,632	$105,051	$553	$340,236

Jan. 31, 2007	Net interest income (expense)	$1,145	$(168)	$82	$1,059
	Non-interest income	1,126	830	76	2,032
	Intersegment revenue(1)	2	—	(2)	—

	Total revenue	2,273	662	156	3,091
	Provision for (reversal of) credit losses	148	(5)	—	143
	Amortization(2)	20	5	33	58
	Other non-interest expenses	1,333	481	71	1,885

	Income before income taxes and non-controlling interests	772	181	52	1,005
	Income tax expense	198	11	22	231
	Non-controlling interests	4	—	—	4

	Net income	$570	$170	$30	$770

	Average assets(3)	$214,962	$100,616	$544	$316,122

(1)	Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer / Customer Segment / Distributor Management Model.

(2)	Includes amortization of buildings, furniture, equipment, leasehold improvements and finite-lived other intangible assets.

(3)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.

CIBC First Quarter 2008	39

13. Financial instruments — disclosures
Effective November 1, 2007, we adopted the CICA handbook section 3862, “Financial Instruments — Disclosures”. We have included some of the disclosures required by the CICA handbook section 3862 in the shaded sections of the “MD&A — Management of risk”, as permitted by the standard. The following table provides a cross referencing of those disclosures from the MD&A.

Description	Section
For each type of risk arising from financial instruments, an entity shall disclose: the exposure to risk and how they arise; objectives, policies and processes used for managing the risks; methods used to measure the risk; and description of collateral
Risk overview
Credit risk
Market risk
Liquidity risk
Operational risk
Reputation and legal risk
Regulatory risk

Credit risk — gross exposure to credit risk; credit quality, and concentration of exposures	Credit risk

Market risk — trading portfolios — value-at-risk; non-trading portfolios — interest rate risk, foreign exchange risk, and equity risk	Market risk

Liquidity risk — liquid assets, maturity of financial liabilities, and credit and liquidity commitments	Liquidity risk

We have provided quantitative disclosures related to credit risk consistent with Basel II guidelines, which requires entities to disclose their exposures based on how they manage their business and risks. The following table sets out the categories of the drawn exposure to credit risk under Advanced Internal Ratings Based (AIRB) and standardized approaches displayed in both accounting categories and Basel II portfolios.

$ millions, as at January 31, 2008
Accounting categories	Basel II portfolios
				Real estate
				secured	Qualifying
				personal	revolving	Other
	Corporate	Sovereign	Bank	lending	retail	retail	Securitization

Non-interest bearing deposits with banks	$—	$—	$725	$—	$—	$—	$—
Interest-bearing deposits with banks	6	344	7,021	—	—	—	—
Securities
Trading	131	56	21	—	—	—	2,180
AFS	2,137	3,169	4	—	—	—	1,595
FVO	4	14,051	—	—	—	—	242
Loans
Residential mortgages	603	1,198	—	87,614	—	—	—
Personal loans	296	4	24	15,098	5,970	8,049	—
Credit card loans	—	—	—	—	9,289	106	—
Business and government loans	27,908	772	803	—	—	2,078	187
Customers’ liability under acceptances	7,789	304	434	—	—	—	—
Other assets	963	2,023	6,250	8	—	—	98

Total credit exposure	$39,837	$21,921	$15,282	$102,720	$15,259	$10,233	$4,302

14. Subsequent event
On February 25, 2008, Visa Inc. announced its intent to proceed with an initial public offering (IPO) of its Class A shares in the range of US$37 to US$42 per share, which suggests that the fair value of our Visa shares is $80 million to $130 million lower than the book value. As a result, to the extent that the IPO and the mandatory redemption of a portion of our shares (expected to be around 50% of our holdings) occurs in the second quarter of 2008, we will likely record a loss on sale in respect of those shares. In addition, during the second quarter, we will assess the extent to which we will be required to record an other than-temporary impairment on our remaining shares. The amount of the losses we will record will be impacted by the outcome of the IPO as well as the final adjustment process, which may positively or negatively affect the number of shares we own.

40	CIBC First Quarter 2008